Exhibit 99.1

Cinram International Income Fund

Notice
AND
Management Proxy Circular
FOR THE
Annual and Special Meeting of Unitholders

April 2, 2007

This Notice and Management Proxy Circular and the accompanying materials contain important information.

CINRAM INTERNATIONAL INCOME FUND

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

THIS BOOKLET EXPLAINS:

•	details of the matters to be voted upon at the annual and special meeting (the "Meeting") of unitholders of Cinram International Income Fund (the "Fund"); and

•	how to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

•	the notice of annual and special meeting of unitholders (the "Notice of Meeting");

•	a proxy circular (the "Circular"); and

•	a form of proxy (a "Form of Proxy") that you may use to vote your Fund units or special voting units (collectively, "Units") without attending the Meeting.

This Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of the trustees of the Fund for use at the Meeting to be held on May 17, 2007.

At this Meeting, management will report on the Fund's performance for the year ended December 31, 2006 and the Fund's plans for the coming year. The Meeting will deal with the usual matters of governance, including the presentation of financial results, the election of trustees and the appointment of auditors. Your presence, or at least your vote if you are unable to attend in person, is important.

REGISTERED UNITHOLDERS

PLEASE NOTE: A Form of Proxy is enclosed that may be used to vote your Units if you are unable to attend the Meeting in person. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL UNITHOLDERS

PLEASE NOTE: If your Units are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders (the "Unitholders") of units and special voting units (collectively, the "Units") of Cinram International Income Fund (the "Fund") will be held at the Toronto Board of Trade, Downtown Centre, 77 Adelaide Street West, 4th Floor, West Dining Room, 1 First Canadian Place, Toronto, Ontario M5X 1C1, on Thursday, May 17, 2007 at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to receive the annual report and the financial statements of the Fund for the year ended December 31, 2006 and the report of the auditors' thereon;

(b)	to elect the trustees of the Fund;

(c)	to appoint auditors of the Fund and to authorize the trustees of the Fund to fix their remuneration;

(d)
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving amendments to the unit option incentive plan, long-term incentive plan and deferred unit plan of the Fund, all as more particularly set forth and described in the accompanying proxy circular;

(e)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The trustees of the Fund have fixed the close of business on March 19, 2007 as the record date for determining the holders of record of Units who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or any adjournment(s) or postponement(s) thereof.

If you are a registered Unitholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by facsimile to (416) 263-9524 or 1-866-249-7775 (within North America), Attention: Proxy Department, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered Unitholder and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other Intermediary. If you are a non-registered Unitholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.

Further information with respect to voting by proxy is included in the accompanying proxy circular.

DATED at Toronto, Ontario this 2nd day of April, 2007.

                                                            By Order of the Trustees of the Fund

                                                            HENRI A. ABOUTBOUL
                                                            Chairman of the Trustees

NOTICE TO HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF
CINRAM INTERNATIONAL LIMITED PARTNERSHIP

Holders of Class B limited partnership units (the "Exchangeable LP Units") issued by Cinram International Limited Partnership ("Cinram Holding Partnership") should note that the enclosed material relates solely to Cinram International Income Fund and not Cinram Holding Partnership. On June 7, 2006, Cinram Holding Partnership was granted relief from certain of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation for so long as certain conditions continue to be met, including the requirement that Cinram International Income Fund concurrently sends to all holders of Exchangeable LP Units all disclosure material furnished to holders of units of Cinram International Income Fund under National Instrument 51-102 - Continuous Disclosure Obligations. This exemptive relief was granted, in part, on the basis that Cinram International Income Fund is the direct or indirect beneficial owner of all of the issued and outstanding voting securities of Cinram Holding Partnership, other than the Exchangeable LP Units, and the consolidated financial results of Cinram International Income Fund wholly reflect the financial performance of Cinram Holding Partnership.

CINRAM INTERNATIONAL INCOME FUND
MANAGEMENT PROXY CIRCULAR

INTRODUCTION

This proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the trustees (referred to as the "Trustees" or the "Board") of Cinram International Income Fund (the "Fund") to all unitholders of the Fund, for use at the annual and special meeting (the "Meeting") of unitholders, together with a notice of annual and special meeting of unitholders (the "Notice of Meeting") and a form of proxy (a "Form of Proxy"). The Circular's purpose is:

•	to explain how you, as a unitholder of the Fund, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	to request that you authorize the chairman of the Board (the "Chairman") (or his alternate) to vote on your behalf in accordance with your instructions set out on the Form of Proxy;

•	to inform you about the business to be conducted at the Meeting, including the election of trustees of the Fund and the appointment of auditors of the Fund for the coming year; and

•	to give you some important background information to assist you in deciding how to vote.

Information contained in this Circular is given as of April 2, 2007 unless otherwise specifically stated. In this Circular, references to "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "$", "US$" and "U.S. dollars" are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise stated. The head office of the Fund is located at 2255 Markham Road, Toronto, Ontario, Canada M1B 2W3.

VOTING

Fund Units, Special Voting Units and Principal Holders Thereof

The Fund has outstanding two classes of units that entitle holders to vote at meetings of unitholders: trust units (the "Fund Units") and special voting units (the "Special Voting Units", and collectively with the Fund Units, the "Units"). The Special Voting Units were issued to holders of Exchangeable LP Units pursuant to the terms of the plan of arrangement by which the Fund acquired all of the securities of its predecessor, Cinram International Inc. (the "Company"), and thereby converted from a corporate entity into the Fund effective May 5, 2006 (the "Conversion"). The Special Voting Units provide the holder with voting rights equivalent to the voting rights attached to the Fund Units by entitling the holder to one vote at all meetings of unitholders for each Special Voting Unit held, subject to customary anti-dilution adjustments.

As of April 2, 2007, there were 57,289,165 Fund Units and 1,077,563 Special Voting Units issued and outstanding. Each Fund Unit or Special Voting Unit is entitled to one vote per Fund Unit or Special Voting Unit on all matters to be voted on at unitholder meetings. The following table sets forth the only persons or entities who, to the knowledge of the Trustees and the directors and executive officers of the administrator of the Fund, Cinram International Inc. (the "Administrator"), beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Units, the approximate number of Units beneficially owned, directly or indirectly, or over which control or direction is exercised by such person or entity and the percentage of the Units represented by the number of Units so owned or over which control or direction is so exercised:

Name	Number of Units	Percentage of Issued and Outstanding Units as at December 31, 2006
Wellington Management Company, LLP	7,247,327	12.4%

Registered Unitholders

Each registered unitholder is entitled to one vote for each Unit registered in his or her name as of the record date. The Trustees have set March 19, 2007, as the record date. If a unitholder sells some or all of the Units that he or she owns after the record date, the person who purchased the Units will become a unitholder, but is not eligible to vote at the Meeting.

Non-Registered Beneficial Unitholders

You may be a non-registered beneficial unitholder (as opposed to a registered unitholder) if your Units are held on your behalf, or for your account, by a broker, a securities dealer, a bank, a trust company or another similar entity (an "Intermediary"). If you are a non-registered beneficial unitholder, your Intermediary will be the entity legally entitled to vote your Units. In order to vote your Units, you must carefully follow the instructions that your Intermediary delivered to you with this Circular.

Instead of completing the Form of Proxy that may be enclosed with this Circular, you will likely be asked to complete and deliver a different form to your Intermediary. This form will instruct the Intermediary how to vote your Units at the Meeting on your behalf. As a non-registered beneficial unitholder, while you are invited to attend the Meeting, you will not be entitled to vote at the Meeting, unless you submit all required information to your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

QUORUM

The presence of two or more unitholders or proxyholders entitled to cast at least 10% of the votes attached to all outstanding Units will constitute a quorum at the Meeting. The Fund's list of unitholders as of the record date will be used to deliver to unitholders both the Notice of Meeting and this Circular, as well as to determine who is eligible to vote. If a quorum is present at the opening of the Meeting, the unitholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting. If, within 30 minutes of the time appointed for the holding of the Meeting as set forth in the accompanying Notice of Meeting, a quorum is not present, the Meeting will stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the Chairman of the Meeting, and if at such an adjourned Meeting a quorum is not present, then those unitholders who are present will be deemed to be a quorum and may transact all business which a full quorum might have done.

VOTING IN PERSON

If you attend the Meeting in Toronto on May 17, 2007, and are a registered unitholder, you may cast one vote for each of your registered Units on any and all resolutions put before the Meeting. This includes the election of Trustees, the appointment of auditors, passing on the amendments to the Fund's unit option incentive plan, long-term incentive plan and deferred unit plan and any other business that may arise at the Meeting. If you do not wish to vote for any matter proposed at the Meeting you may withhold your vote from any resolution at the Meeting.

If you attend the Meeting in person and are a non-registered beneficial unitholder, you will not be entitled to vote at the Meeting unless you contact your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

VOTING BY PROXY FOR REGISTERED UNITHOLDERS

The following instructions are for registered unitholders only. If you are a non-registered beneficial unitholder, please follow your Intermediary's instructions on how to vote your Units.

If you are unable to attend the Meeting, or if you do not wish to personally cast your votes, you may still make your votes count by authorizing another person who will be at the Meeting to vote on your behalf. You may either tell that person how you want to vote, or let him or her choose for you. This is called voting by proxy.

What Is a Proxy?

A proxy is a document that you may sign in order to authorize another person to cast your votes for you at the Meeting. The Form of Proxy that is enclosed with this Circular is a form of proxy that you may use to authorize another person to vote on your behalf at the Meeting. You may use this Form of Proxy to assign your votes to the Chairman (or his alternate) or to any other person of your choice. You may also use any other legal form of proxy.

Appointing a Proxyholder

Your proxyholder is the person that you appoint to cast your votes at the Meeting on your behalf. You may choose the Chairman (or his alternate) or any other person that you want to be your proxyholder. Your proxyholder is not required to be another unitholder. If you want to authorize the Chairman (or his alternate) as your proxyholder, please leave the line near the top of the Form of Proxy blank, as the Chairman's name (and the name of his alternate), are already pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person's name in the blank space located near the top of the enclosed Form of Proxy and cross out the name of the Chairman and his alternate.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur in the event that the Meeting is adjourned or postponed. If you return the attached Form of Proxy to our transfer agent, Computershare Investor Services Inc., and have left the line for the proxyholder's name blank, then the Chairman (or his alternate) will automatically become your proxyholder.

Depositing Your Proxy

To be valid, the Form of Proxy must be filled out, correctly signed (exactly as your name appears on the Form of Proxy), and returned to the Fund's transfer agent, Computershare Investor Services Inc.: (i) by mail, hand or courier to 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1; or (ii) by facsimile to (416) 263-9524 or 1-866-249-7775 (within North America), Attention: Proxy Department, by 10:00 a.m. (Toronto time) on May 15, 2007 (or at least 48 hours prior to any reconvened meeting in the event of any adjournment or postponement of the Meeting). Your proxyholder may then vote on your behalf at the Meeting.

You may instruct your proxyholder how you want to vote on the issues listed in the Notice of Meeting by checking the appropriate boxes on the Form of Proxy. If you have specified on the Form of Proxy how you want to vote on a particular issue, then your proxyholder must cast your votes as instructed. By checking “WITHHOLD FROM VOTING” on the Form of Proxy, where applicable, you will be abstaining from voting.

If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your Units as he or she sees fit. Please note that if your Form of Proxy does not specify how to vote on any particular matter, and if you have authorized the Chairman (or his alternate) to act as your proxyholder (by leaving the line for the proxyholder’s name blank on the Form of Proxy), your Units will be voted at the Meeting as follows:

•	FOR the election of the six nominees to the Board, those nominees being the current six Trustees;

•	FOR the appointment of KPMG LLP as auditors of the Fund and to authorize the Board to fix the auditors' remuneration; and

•	FOR approving the amendments to the unit option incentive plan, long-term incentive plan and deferred unit plan of the Fund.

For more information on these matters, please see the section entitled "Business of the Meeting" below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, your proxyholder is entitled to vote your Units as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to the Trustees as of April 2, 2007.

Revoking Your Proxy

If you want to revoke your proxy after you have signed and delivered it to Computershare Investor Services Inc., you may do so by delivering another properly executed Form of Proxy bearing a later date and delivering it as set out above under the heading "Depositing Your Proxy" or by clearly indicating in writing that you want to revoke your proxy and delivering this written document to the Fund at 2255 Markham Road, Toronto, Ontario, Canada M1B 2W3, Attention: Secretary, Facsimile: (416) 332-2403.

This revocation must be received by the Fund by 10:00 a.m. (Toronto time) on May 15, 2007 (or at least 48 hours prior to any reconvened meeting in the event of an adjournment of the Meeting) or by the Chairman prior to the commencement of the Meeting (or at the reconvened Meeting in the event of an adjournment of the Meeting), or in any other manner permitted by law. A revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

If you revoke your proxy and do not replace it with another Form of Proxy that is deposited with Computershare Investor Services Inc. on or before the deadline, 10:00 a.m. (Toronto time) on May 15, 2007, you may still vote your own Units in person at the Meeting provided you are a registered unitholder whose name appeared on the unitholders' register of the Fund as at March 19, 2007.

SOLICITATION OF PROXIES

The Fund requests that you fill out your Form of Proxy to ensure your votes are cast at the Meeting. If you leave the Form of Proxy blank, and if you do not specify how your Units are to be voted on particular resolutions, the Chairman (or his alternate) will vote your Units as described above. This solicitation of your proxy (your vote) is made on behalf of the Trustees.

The Fund will pay the cost related to the foregoing solicitation of your proxy. This solicitation will be made primarily by mail. Regular employees of the Fund, or the representatives of Computershare Investor Services Inc., may also ask for proxies to be returned, but will not be paid any additional compensation for doing so.

HOW A VOTE IS PASSED

All matters scheduled to be voted upon at the Meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority, meaning that if more than half of the votes that are cast are in favour, then the resolution passes. Special resolutions require at least two-thirds of the votes cast. No special resolutions are contemplated at the Meeting. Voting at the Meeting will be by show of hands, except where a poll vote is demanded by a unitholder or proxyholder entitled to vote at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the Trustees, except as otherwise set out in the Circular, no Trustee, proposed trustee, officer or insider of the Fund together with its consolidated operating entities (the "Fund Group"), or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The annual report and the consolidated financial statements of the Fund for the year ended December 31, 2006 and the report of the auditors' thereon will be presented to the Meeting.

Appointment of Auditors

KPMG LLP of Toronto, Ontario are the auditors of the Fund. The Trustees recommend the reappointment of KPMG LLP as the independent auditor of the Fund until the next annual meeting of the unitholders at remuneration to be fixed by the Board. Unless authority to vote in respect of the appointment of auditors is withheld, the persons named in the accompanying Form of Proxy intend to vote the Units represented thereby for the appointment of KPMG LLP as auditors of the Fund to hold office until the close of the next annual meeting of unitholders, and to authorize the Board to fix the remuneration of the auditors. KPMG LLP were the auditors of the Company prior to the Conversion since their appointment at the meeting of the Company's shareholders in 1986. For information on the Audit Committee of the Board, the annual information form of the Fund dated March 30, 2007 should be consulted at www.sedar.com.

Election of Trustees

The Board currently consists of six Trustees. Pursuant to the Fund's amended and restated declaration of trust dated May 5, 2006, as amended (the "Declaration of Trust"), the number of Trustees shall be determined by the Trustees and consist of a minimum of three and no more than 20 Trustees. A majority of Trustees shall not be non-residents of Canada (within the meaning of the Income Tax Act (Canada)). Management proposes to nominate six Trustees for election at the Meeting, four of whom are not non-residents of Canada.

Management proposes to nominate the six individuals named in the following table for election as Trustees. Each Trustee elected will hold office until the next annual meeting of the Fund, or until his successor is duly elected or appointed, unless: (i) his office is earlier vacated in accordance with the Declaration of Trust, (ii) he ceases to be qualified to act as a Trustee; or (iii) he is removed as a Trustee in accordance with the Declaration of Trust. All of the nominees are currently Trustees.

The following table and the notes thereto provide the names and jurisdiction of residence of all individuals proposed to be nominated for election as Trustees at the Meeting, all other positions and offices with the Fund and its subsidiaries now held by them, their principal occupation or employment, the period during which they have been Trustees of the Fund or directors of its predecessor, the Company, and the number of securities of the Fund beneficially owned, directly or indirectly, or over which direction or control is exercised by each of them. The information contained herein as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Fund by the respective nominees.

Name, Position or Office with the Fund and Residence	Trustee of Fund Since	Current Principal Occupation	Number of Units, Options(5) and Deferred Units(6) Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Henri A. Aboutboul(1*,2,3,4*) Trustee London, United Kingdom	May 5, 2006	Chairman of the Board, Cinram International Income Fund and Cinram International Inc.	81,334 Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units
Thomas A. Di Giacomo(1,2*,4) Trustee Ontario, Canada	May 5, 2006	President, Tadico Limited	Nil Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units
Nadir H. Mohamed, CA(1,3*,4) Trustee Ontario, Canada	March 21, 2006	President and Chief Operating Officer, Communications Group, Rogers Communications Inc.	1,000 Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units
David Rubenstein Trustee Florida, USA	August 11, 2006	President and Chief Executive Officer, Cinram International Inc.	46,000 Fund Units Nil Exchangeable LP Units Nil Options Nil Deferred Units
J. Bruce Terry(1,4) Trustee Ontario, Canada	December 19, 2006	Executive Vice-President and Chief Financial Officer, Sobeys Inc.	Nil Fund Units Nil Exchangeable LP Units Nil Options Nil Deferred Units
Randall Yasny (2,3) Trustee Ontario, Canada	August 3, 2006	Managing Director, Moore Capital Advisors Canada ULC	Nil Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance and Nominations Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Distribution Committee.

(5)	Outstanding options granted under the Fund's amended and restated unit option incentive plan. See "Executive Compensation - Unit Option Incentive Plan" below.

(6)	Outstanding deferred units under the Fund's deferred unit plan. See "Executive Compensation - Deferred Unit Plan" below.

* Committee Chair.

Unless such authority is withheld, the persons named in the accompanying Form of Proxy intend to vote for the election of the six nominees to the Board whose names are set forth above. Management does not contemplate that any of the nominees named above will be unable to serve as a Trustee of the Fund. If any nominee becomes unable to serve as a Trustee for any reason prior to the Meeting, and if you authorize the Chairman (or his alternate) to act as your proxyholder at the Meeting, the Chairman (or his alternate) reserves the discretionary right to vote for other nominees, unless you direct him to withhold your Units from voting.

All of the individuals proposed to be nominated for election as Trustees at the Meeting have held the positions listed in the table above during the past five years except:

Name	Past Occupation
Nadir H. Mohamed	President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005.

Name	Past Occupation
David Rubenstein	President, Cinram Americas from June 2001 to December 2004 and President and Chief Operating Officer of Cinram International Inc. from January 2005 to June 2006.
J. Bruce Terry	Vice Chairman, Marsh Canada Ltd. from September 2002 to January 2005. Senior Executive Vice-President and Chief Financial Officer of Shoppers Drug Mart from March 2001 to September 2001.
Randall Yasny	Managing Director, Amaranth Advisors (Canada) ULC from August 2003 to December 2006. Prior to joining Amaranth, employed by Borealis Private Equity from 2001 to 2002.

Directors of the Administrator

The board of directors of the Administrator currently consists of the following six directors (none of whom is directly elected by the holders of Units):

Name, Position or Office with the Administrator and Residence	Director of Administrator Since	Current Principal Occupation	Number of Units, Options(1) and Deferred Units(2) Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Henri A. Aboutboul Director London, United Kingdom	November 19, 1986	Chairman of the Board, Cinram International Income Fund and Cinram International Inc.	81,334 Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units
Norman May, Q.C. Director Ontario, Canada	December 1, 1985	Partner, Fogler, Rubinoff LLP	20,000 Fund Units 20,000 Exchangeable LP Units 43,500 Options 1,127 Deferred Units
Nadir H. Mohamed, CA Director Ontario, Canada	September 25, 2003	President and Chief Operating Officer, Communications Group, Rogers Communications Inc.	1,000 Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units
Robert B. Jamieson Director Connecticut, USA	August 4, 2005	Consultant	Nil Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units
Michael P. Sherman Director New York, USA	August 4, 2005	Consultant	1,000 Fund Units Nil Exchangeable LP Units Nil Options 1,127 Deferred Units
Peter G. White Director Alberta, Canada	June 12, 1997	President, Peter G. White Management Ltd.	1,600 Fund Units(3) Nil Exchangeable LP Units 5,000 Options 1,127 Deferred Units

Notes:

(1)	Outstanding options granted under the Fund's amended and restated unit option incentive plan. See "Executive Compensation - Unit Option Incentive Plan" below.

(2)	Outstanding deferred units under the Fund's deferred unit plan. See "Executive Compensation - Deferred Unit Plan" below.

(3)	All of the Fund Units are held in a registered retirement savings plan of which Mr. White is the annuitant.

All of the individuals who are directors of the Administrator (and not also Trustees) have held the positions listed in the table above during the past five years except:

Name	Past Occupation
Robert B. Jamieson	Chairman and Chief Executive Officer of RCA Music Group, BMG North America from 2001 to December 2003 (prior to which he was President and Chief Executive Officer from 2000).
Michael P. Sherman	Vice Chairman, Crosstown Traders, Inc., a direct marketing company, from October 2002 to June 2005. From April 2000 to October 2002, President of Fingerhut Companies, Inc., a direct marketing company.
Peter G. White	Vice-President, Operations and Secretary, Hollinger Inc., from December 2004 to June 2005 and Co-Chief Operating Officer and Secretary, Hollinger Inc. from January 2004 to December 2004

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of the Fund, none of the directors of the Administrator and none of the proposed nominees for election as a Trustee is, or has during the past ten years: (a) been a director or executive officer of any company that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied that the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer of the company, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets, except for Peter G. White, a former Trustee and currently a director of the Administrator, as described below.

Peter G. White was a director and officer of each of Hollinger Inc., Argus Corporation, The Ravelston Corporation Limited ("Ravelston") and Ravelston Management Inc. ("RMI"). Ravelston is an insider of each of Hollinger Inc., Hollinger International Inc. (now the Sun-Times Media Group, Inc.) and Argus Corporation and RMI is a wholly-owned subsidiary of Ravelston. In June 2004, the Ontario Securities Commission and various other Canadian securities regulatory authorities issued cease trade orders prohibiting certain current and former directors, officers and insiders of Hollinger Inc., Hollinger International Inc. and Argus Corporation, including Peter G. White, from trading in securities of such companies, subject to certain exceptions. Such cease trade orders remain in place and will continue to remain in place until two full business days after each of such company's required filings with applicable Canadian regulators are brought up to date in compliance with applicable Canadian securities law (which, the best of the knowledge of the Fund, occurred with respect to Hollinger International Inc. in January 2006 and Hollinger Inc. in March 2007) and the applicable securities commissions agree revoke the cease trade orders. On April 10, 2007, the Ontario Securities Commission revoked its cease trade order in respect of Hollinger Inc. In addition, on April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice (the "Court") issued two orders by which Ravelston and RMI were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, a receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and five of its subsidiary companies. The Receivership Order and the CCAA Order are each currently in effect. Furthermore, on June 8, 2005, Mr. Justice Colin Campbell of the Court ordered that Peter G. White be removed as a director of Hollinger Inc. effective immediately. The removal had been requested by the independent directors of Hollinger Inc.

Pursuant to an order of the Court, Ernst & Young Inc. was appointed as inspector pursuant to subsection 229(1) of the CBCA to conduct an investigation of certain of the affairs of Hollinger Inc. The mandate of Ernst & Young Inc. is principally to investigate and report to the Court upon the facts in relation to any "related party transaction" (as defined in the Court order) between Hollinger Inc. (including any of its subsidiaries, other than Hollinger

International Inc. or its subsidiaries), and a "related party" for the period January 1, 1997 to the date of the order. Although various interim reports of Ernst & Young Inc. have been filed with the Court, a final report of Ernst & Young Inc. has, to the best of the knowledge of the Fund, not been filed with the Court as of the date of this Circular.

Further information with respect to the matters identified above may be found on the SEDAR website at www.sedar.com under the filings for Hollinger Inc., Sun-Times Media Group, Inc. and Argus Corporation.

Amendments to Unit Option Incentive Plan, Long-term Incentive Plan and Deferred Unit Plan

In 2006, the Toronto Stock Exchange (the "TSX") introduced new rules affecting the Fund's amended and restated unit option incentive plan (the "Option Plan"), long-term incentive plan (the "LTIP") and deferred unit plan (the "Deferred Unit Plan", and together with the Option Plan and the LTIP, the "Plans"). The Fund would like to implement changes to the Plans to address these new rules and must amend each of the Plans to do so. The amendments are described in this section and have been conditionally approved by the Board and the TSX, subject to unitholder approval.

Amendment Procedures

The TSX strongly advises that equity based compensation arrangements, such as the Plans, have provisions that outline the type of amendments that require securityholder approval and those an issuer can make without securityholder approval. These provisions are called "amendment procedures". Before the TSX changed its rules, securityholder approval was required for a Plan amendment if the TSX considered the amendment to be material. The objective of the new rules is to allow securityholders to determine the types of Plan amendments that require securityholder approval before an issuer can make them. Under the new rules, if the Plans do not have amendment procedures by June 30, 2007, then every amendment will require specific securityholder approval, even simple housekeeping amendments such as a change in contact information.

The Fund's proposed amendment procedures would require unitholder approval for the following changes to the Option Plan or options granted under it: (i) increasing the number of Fund Units that can be issued under the Option Plan or any change from a fixed maximum number of Fund Units issuable to a fixed maximum percentage; (ii) reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option); (iii) extending the expiry date of an outstanding option or amending the Option Plan to permit the grant of an option with an expiry date of more than 10 years from the grant date; (iv) changing the provisions relating to the transferability of options except if the transfer is for estate planning or normal estate settlement purposes; (v) any extension of eligibility to participate in the Option Plan to non-employee trustees of the Fund; (vi) amending the Option Plan to provide for other types of compensation through equity issuance; and (vii) any other amendment requiring securityholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over the Fund or the Option Plan), in each case, unless the change results from application of the anti-dilution provisions of the Option Plan. Examples of the types of changes to the Option Plan or options granted under it that the Fund could make without unitholder approval include: (a) housekeeping changes (such as a change to correct an immaterial inconsistency or clerical omission or a change to update a routine administrative provision such as contact information); (b) changing vesting terms (including the acceleration of vesting), exercise and payment method and frequency, transferability other than as requiring unitholder approval, to fairly or properly take into account a sale or take-over bid, adjustments required in the circumstances of changes in the capital of the Fund (such as a unit split or consolidation) and the effect of termination (for whatever reason) of the optionee's employment or service; (c) a change deemed necessary or desirable to comply with applicable law or regulatory requirements; and (d) adding a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Fund Units from the Option Plan. At the same time, the Fund is making certain housekeeping changes to the Option Plan, including conforming the definition of "insider" and reflecting the limitations on issuances of securities of the Fund to "insiders" to that currently provided in the TSX Company Manual.

The Fund's proposed amendment procedures would require unitholder approval for the following changes to the LTIP or Deferred Unit Plan or awards granted under them: (i) increasing the number of Fund Units that can be issued under the LTIP or Deferred Unit Plan or any change from a fixed maximum number of Fund Units issuable to a fixed maximum percentage; (ii) any change in the manner of determining "fair market value" of an award under the plans; (iii) changing the provisions relating to the transferability of awards except if the transfer is for estate planning or normal estate settlement purposes; and (iv) any other amendment requiring securityholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over the Fund or the plan). Examples of the types of changes to the LTIP or Deferred Unit Plan or awards granted under them that the Fund could make without unitholder approval include: (a) housekeeping changes (such as a change to correct an immaterial inconsistency or clerical omission or a change to update a routine administrative provision such as contact information); (b) changing vesting terms under the LTIP (including the acceleration of vesting), transferability other than as requiring unitholder approval, to fairly or properly take into account a change of control, adjustments required in the circumstances of changes in the capital of the Fund (such as a unit split or consolidation) and, for the LTIP, the effect of termination (for whatever reason) of the holder's employment or service; and (c) a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Blackout Periods

The TSX recognizes that for good corporate governance reasons many public issuers have internal policies prohibiting certain employees from buying or selling the issuer's securities or exercising options during specific periods. The times that these employees are not permitted to trade in an issuer's securities are often called "blackout periods." Trading restriction policies are not only a component of good corporate governance, they also assist in fostering compliance with legal requirements that prohibit people from trading in a public issuer's securities when they have material information about the issuer that has not been released to the public. A blackout period is designed to prevent a person from trading on material information that is not yet available to other securityholders. For example, a blackout period occurs during a specified period before and after the day that an issuer announces its quarterly or annual earnings. A blackout period might also arise during the time that an issuer has material undisclosed information about an important potential transaction it might be considering, such as a significant merger or acquisition.

The TSX recognizes these blackout periods might result in an unintended penalty to employees who are prohibited from exercising expiring options during that period because of their issuer's internal trading policies. As a result, the TSX now provides a framework for extending options that would expire during a blackout period. The Fund proposes adopting the TSX framework so that options issued under the Option Plan expire at the later of the expiry date set for the option (usually 10 years after the grant date) or, if that date occurs during a blackout period or shortly after it, 10 business days after that blackout period ends. This change has no additional dilutive impact on the Fund Units and no adverse impact on the Fund or its unitholders.

Amendment Resolutions for the Plans

The resolutions authorizing the amendments to each of the Plans providing for amendment procedures and, in the case of the Option Plan, the blackout provision are set out in Appendix A hereto. A description of the key terms of each of the Plans may be found elsewhere in this Circular. For the amendments to be effective, a majority of the votes cast by holders of Units on the resolutions set out in Appendix A hereto is required. The Board recommends that holders of Units vote in favour of these resolutions.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table provides a summary of compensation earned during each of the three most recently completed financial years by each Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers who were serving as such as at December 31, 2006 and whose total salary and bonus exceeded C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer except that such individual was no longer serving as an executive officer as at December 31, 2006 (hereinafter collectively referred to as the "Named Executive Officers") for services rendered in all capacities during the three most recently completed financial years.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer	Year	Annual Compensation			Long-Term Compensation			All Other Compensation (US $)
		Salary (US$)	Bonus/ Commissions Fees (US $)	Other Annual Compensation (US$)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
David Rubenstein President and Chief Executive Officer (1)	2006 2005 2004	650,000 339,210 330,000	838,200 1,460,000 1,396,700	(5) (5) (5)	- - -	- - -	325,000 - -	- - -
Lewis Ritchie Executive Vice-President, Finance and Administration, CFO and Secretary	2006 2005 2004	400,000 (6) 254,189 (6) 237,400 (6)	670,600 (6) 1,168,000 (6) 1,117,300 (6)	(5) (5) (5)	- - -	- - -	133,333 (6) - -	- - -
Isidore Philosophe Chief Executive Officer (2)	2006 2005 2004	1,000,000 (4)(6) 423,648 (6) 395,600 (6)	1,206,600 (6) 4,200,000 (6) 4,000,000 (6)	(5) (5) (5)	- - -	- - -	- - -	- - -
Jaime Ovadia President, Cinram U.S. & Latin America, Executive Vice-President, Worldwide Theatrical Home Video	2006 2005 2004	250,000 203,651 200,000	600,000 584,000 558,700	(5) (5) (5)	- - -	- - -	- - -	- - -
Marcel Tuchner Executive Vice-President, Manufacturing and Engineering	2006 2005 2004	265,100 169,300 154,400	239,000 584,000 558,700	(5) (5) (5)	- - -	- - -	- - -	- - -
Jacques Philosophe Executive Vice-President (3)	2006 2005 2004	235,175 (6) 254,189 (6) 237,400 (6)	0 (6) 1,168,000 (6) 1,117,300 (6)	(5) (5) (5)	- - -	- - -	- - -	3,068,000 - -

Notes:

(1)    Mr. Rubenstein was President, Cinram Americas from June 2001 to December 2004 and President and Chief Operating Officer of Cinram International Inc. from January 2005 to June 2006.

(2)   Isidore Philosophe resigned as Chief Executive Officer of Cinram International Inc. on June 30, 2006.

(3)    Jacques Philosophe resigned as Executive Vice-President of Cinram International Inc. on November 3, 2006, and in connection therewith, agreed to terminate his employment agreement upon payment of $3,000,000 and reimbursement of legal fees and expenses in the maximum amount of C$75,000 plus taxes. See "Employment Agreements" below.

(4)    Includes Mr. Philosophe salary from January 1 to June 30, 2006 and fees received by Mr. Philosophe under a consulting agreement with Cinram International Inc. from July1, 2006 to December 31, 2006.

(5)    Calculated value of perquisites and other benefits did not exceed C$50,000 and 10% of the total of the annual salary and bonus and is not reported herein.

(6)    These amounts were paid in C$ and converted to US$ at the simple average exchange rate for the applicable year.

Long-term Incentive Plan

The officers and key employees of the Fund Group are eligible to participate in the Fund's LTIP as recommended by the Compensation Committee of the Fund and approved by the Trustees. The objectives of the LTIP are: (a) to align the interests of senior management and unitholders by rewarding management for maintaining or increasing cash distributions of the Fund; and (b) to attract, retain and motivate management talent.

At the beginning of each performance cycle (being, generally, a period of one calendar year commencing on January 1st of each year, a "Performance Cycle"), the Compensation Committee will recommend a target incentive award (usually a specified percentage of base salary, expressed in dollars, an "Incentive Award") for each level of participant, taking into account, among other things, competitive market practices. In order to be eligible for an Incentive Award, certain performance criteria must be satisfied for the relevant Performance Cycle. The performance criteria are that annual distributed cash ("Distributed Cash Threshold") and earnings before interest expense, investment income, income taxes and amortization ("EBITA Threshold") of the Fund during the relevant Performance Cycle must equal or exceed established benchmarks.

If the performance criteria are satisfied, the participant will be eligible to receive an Incentive Award, the amount of which will be determined based on the Fund's financial performance during the Performance Cycle in relation to a target (the "Performance Measure") for the relevant Performance Cycle as determined by the Compensation Committee. The Performance Measure is based on cash available for distribution of the Fund (generally being cash that is available for distribution to unitholders, and more specifically, being EBITA, decreased for capital expenditures, interest expenses, investment income and cash taxes). If the Fund achieves the target Performance Measure, the participant will receive 100% of his or her target Incentive Award, subject as hereinafter provided. To the extent the Fund exceeds or does not achieve the target Performance Measure, the participant's Incentive Award will be increased or decreased proportionally in accordance with a formula. The Trustees may, in their sole discretion, adjust up or down an Incentive Award otherwise payable to take into account individual performance, unusual and unforeseen business circumstances and other relevant factors.

For grants of awards under the LTIP, one-third of an Incentive Award will vest and be paid shortly after the end of the relevant Performance Cycle while the balance will vest and be paid in equal amounts on each of the first two anniversaries. The unvested portion of an Incentive Award is increased on the date of any cash distributions made by the Fund on the Fund Units to reflect such cash distributions, such portions of the Incentive Award vesting immediately and being paid to participants within thirty days of vesting. The Compensation Committee may, in its discretion, elect to pay participants amounts due to them in cash or in Units (issued from treasury (at a value equal to the closing price per Fund Unit on the TSX on the applicable vesting date) or acquired in the market) or a combination thereof.

The aggregate number of Units which may be issued from treasury under the LTIP is limited to 4,000,000, subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, as may be determined by the Trustees, or as may otherwise be permitted by applicable law and the rules and policies of any stock exchange or market on which the Units are then listed.

The LTIP provides that the aggregate number of Units reserved for issuance from treasury under the LTIP and any other Unit compensation arrangement of the Fund: (a) shall not exceed 10% of the aggregate number of Fund Units outstanding on the date of grant; and (b) to any participant shall not exceed 5% of the aggregate number of Fund Units outstanding on the date of grant. The aggregate number of Fund Units which may be issued from treasury, within a one-year period, pursuant to the LTIP and any other unit compensation arrangement of the Fund: (i) to insiders (as such term is defined in the Securities Act (Ontario)), shall not exceed 10% of the aggregate number of Fund Units outstanding on the date of grant; and (ii) to any one insider, together with such insider's associates, shall not exceed 5% of the aggregate number of Fund Units outstanding on the date of grant, in each case, excluding Fund Units issued pursuant to unit compensation arrangements of the Fund over the preceding one-year period.

If a participant ceases to be an eligible participant because he or she is terminated for cause, without cause or resigns, the participant will be deemed to have forfeited any rights under the LTIP. If a participant ceases to be an eligible participant because of death, all of the unvested rights under the LTIP are deemed to have immediately vested on the date of death. If a participant ceases to be an eligible participant because of disability or retirement of the participant, the unvested rights under the LTIP remain outstanding and continue to vest under the terms of the LTIP.

In the event of a change of control of the Fund in which there ceases to be a public market for the Fund Units (or any security issued in lieu thereof), the Performance Cycle will be deemed to have terminated as of such date and the performance criteria and Performance Measure will be pro-rated to such date. In the event of a change of control of the Fund in which there continues to be a public market for the Fund Units (or any security issued in lieu thereof), the Board may, in its discretion, elect to accelerate the date of termination of the Performance Cycle to such date or adjust the terms of the LTIP and the awards granted thereunder in such manner as it considers equitable to prevent substantial dilution or enlargement of rights granted to participants.

The Trustees may terminate, modify or amend the LTIP at any time in such manner and to such extent as they deem advisable, subject to applicable corporate, securities and tax law requirements and the requirements (including, if necessary, approval of unitholders) of any stock exchange or market on which the Fund Units are then listed, provided that any such action may not adversely affect any entitlement accrued under the LTIP to such date. Notwithstanding the foregoing, without approval of the holders of Units, no amendment to the LTIP shall increase the number of Fund Units issuable from treasury under the LTIP or change the manner of determining the value of a Fund Unit thereunder. A participant may not assign, transfer or charge any right or interest in awards under the LTIP, except that payment of an award in either cash and/or Fund Units may be made to the personal representative of a participant in the event of the death of such participant. See also "Business of the Meeting - Amendments to Unit Option Incentive Plan, Long-term Incentive Plan and Deferred Unit Plan".

For the 2006 fiscal year, the Compensation Committee awarded 69,829 participation units ($1,375,000) to two eligible participants, being 49,518 participation units ($975,000) to the President and Chief Executive Officer and 20,311 participation units ($400,000) to the Executive Vice-President, Finance and Administration, CFO and Secretary. The Distributed Cash Threshold was C$1.9677 per Fund Unit for the Performance Cycle of May 5, 2006 (the date of the Conversion) to December 31, 2006 and the EBITA Threshold was $353.1 million for the whole of fiscal 2006, each of which thresholds were exceeded. The Performance Measure threshold for the whole of fiscal 2006 was $168.9 million (and the Performance Measure target was $187.7 million), and the Trustees have determined such threshold was met in 2006 based on a number of factors, including the fact that the Conversion occurred in 2006. One-third of the foregoing LTIP awards vested immediately and were paid to the participants in cash. To date, no Fund Units have been issued to participants in satisfaction of LTIP awards.

LTIP Awards in Most Recently Completed Financial Year

The following table provides information concerning LTIP awards made to Named Executive Officers in respect of the financial year ended December 31, 2006.

Name of Named Executive Officer	Securities, Units or Other Rights (Incentive Award)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities Price Based Plans
			Threshold Payment ($)	Target Payment ($)	Maximum ($)
David Rubenstein	49,518 participation units	3 years	$975,000	$1,950,000	$5,850,000
Lewis Ritchie	20,311 participation units	3 years	$400,000	$800,000	$1,600,000

Deferred Unit Plan

In order to align more closely the interests of trustees and directors with those of unitholders, the Fund implemented the Deferred Unit Plan. The Deferred Unit Plan provides for the grant to non-management Trustees and non-management directors of the Administrator (collectively, the "Eligible Participants") of deferred trust units ("Deferred Units"). Pursuant to the Deferred Unit Plan, each Eligible Participant is entitled to elect in advance to have all or a portion of his or her annual retainer (beyond the mandatory amount and subject to the limitations set out below) and meeting fees for the ensuing period allocated to the Deferred Unit Plan. Non-management Trustees and non-management directors of the Administrator will be required to elect to have one-half of their annual retainer fees allocated to the Deferred Unit Plan; such individuals will also be able to elect to have all or any portion of the remainder of their annual retainer fees allocated to the Deferred Unit Plan. Upon an election, a number of Deferred Units will be allocated to the Eligible Participant in lieu of cash payment of remuneration based on the market value of the Fund Units at the time of the allocation.

Additional Deferred Units are granted to Eligible Participants holding Deferred Units based on cash distributions paid by the Fund on the Fund Units. The number of Deferred Units granted to such an Eligible Participant is calculated by multiplying the aggregate number of Deferred Units held by the Eligible Participant on the record date for a distribution by the amount of such distribution paid by the Fund on one Fund Unit and dividing the result by the market price of a Fund Unit on the date the distribution is paid.

The Deferred Unit Plan provides that, once an Eligible Participant ceases to be a Trustee and/or a director, officer or employee of the Fund (and any of its subsidiaries), he or she will be entitled to receive a number of Fund Units equal to the fair market value of the number of Deferred Units held at the time of retirement (net of any applicable withholding taxes). The Fund intends to fulfill any obligation to deliver Fund Units under the Deferred Unit Plan by issuing Fund Units from treasury (at a value equal to the closing price per Fund Unit on the TSX on the applicable redemption date). Notwithstanding the foregoing, without approval of the holders of Units, no amendment to the Deferred Unit Plan shall increase the number of Fund Units issuable from treasury under the Deferred Unit Plan or change the manner of determining the value of a Fund Unit thereunder.

The aggregate number of Units which may be issued from treasury under the Deferred Unit Plan is limited to 300,000, subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, or as may otherwise be permitted by applicable law and the rules and policies of any stock exchange or market on which the Fund Units are then listed.

The Deferred Unit Plan provides that the aggregate number of Fund Units reserved for issuance from treasury under the Deferred Unit Plan and any other unit compensation arrangement of the Fund: (a) shall not exceed 10% of the aggregate number of Fund Units outstanding on the date of grant; and (b) to any Eligible Participant shall not exceed 5% of the aggregate number of Fund Units outstanding on the date of grant. The aggregate number of Fund Units which may be issued from treasury, within a one-year period, pursuant to the Deferred Unit Plan and any other unit compensation arrangement of the Fund: (i) to insiders (as such term is defined in the Securities Act (Ontario)), shall not exceed 10% of the aggregate number of Fund Units outstanding on the date of grant; and (ii) to any one insider, together with such insider's associates, shall not exceed 5% of the aggregate number of Fund Units outstanding on the date of grant, in each case, excluding Fund Units issued pursuant to unit compensation arrangements of the Fund over the preceding one-year period.

The Trustees may amend or terminate the Deferred Unit Plan, subject to applicable corporate, securities and tax law requirements and the requirements (including, if necessary, approval of unitholders) of any stock exchange or market on which the Fund Units are then listed, but no amendment or termination will, without the consent of the Eligible Participant or unless required by law, adversely affect the rights of an Eligible Participant with respect to Deferred Units to which the Eligible Participant is then entitled under the plan. A participant may not assign, transfer or charge any right or interest in the Deferred Units, except that a cash payment (instead of Fund Units) will be made to or for the benefit of the legal representative of the participant in the event of the death of such participant. See also "Business of the Meeting - Amendments to Unit Option Incentive Plan, Long-term Incentive Plan and Deferred Unit Plan".

The number of Deferred Units outstanding and the Eligible Participants holding same are set out above in the table included under "Business of the Meeting - Election of Trustees".

Unit Option Incentive Plan

In connection with the Conversion, it was necessary to exchange the share options issued pursuant to the Company's Stock Option Incentive Plan for options to acquire Fund Units ("Options") under the Option Plan to reflect the change in legal structure. The Options are intended to be the economic equivalent of the exchanged options (except that the Options can be exercised to purchase Fund Units, as opposed to common shares of the Company). In connection with the Conversion, amendments were made to the Company's Stock Option Incentive Plan to reflect these changes and it was determined that no further Options would be granted following the effective date of the Conversion (being May 5, 2006).

The Option Plan was originally adopted to attract, retain, motivate and compensate persons who are integral for the growth and success of the Company (now the Fund). The Option Plan is administered by the Board and provides for the grant of Options to purchase Fund Units to eligible trustees, directors, officers and full time employees of the Fund or its subsidiaries. The Option Plan provides that the aggregate number of Fund Units reserved for issuance pursuant to all Options granted to any one optionee shall not exceed 5% of the number of Fund Units outstanding on a non-diluted basis at the time of grant. In addition, the Option Plan provides that the issuance to any one insider and such insider's associates, within a one-year period, of Fund Units on the exercise of Options may not exceed 5% of the outstanding Fund Units at the time of grant and the issuance to all insiders, within a one-year period, of Fund Units on the exercise of Options may not exceed 10% of the outstanding Fund Units at the time of grant. The Board shall also limit the number of Fund Units subject to Options that may be granted to an eligible participant who is a trustee of the Fund or director of the Administrator or one of their subsidiaries but not an employee or officer of the Fund Group to a maximum of 10,000 per fiscal year. As of the date hereof, the Fund has outstanding Options to purchase an aggregate of 139,997 Fund Units (being 0.25% of the outstanding Units). The Options are held by various trustees, directors, officers and employees of the Fund and its subsidiaries and, pursuant to the terms of the Option Plan, the options are non-assignable. No further Options are to be issued under the Option Plan.

The Option Plan provides flexible vesting, completely at the discretion of the Board. Under the Option Plan, the Board determines the term of any Options granted, which shall not be for less than one year and not more than ten years from the date of grant. The expiration of any Option will be accelerated if the optionee's employment or other relationship with the Fund or a subsidiary terminates and the optionee has 30 days (or such longer time as may be determined by the Board in its sole discretion) from the date of such event to exercise all existing Options, with exceptions being made when termination occurs for cause or death. The exercise price of an Option is set by the Board at the time of grant and any exercise price set by the Board may not be less than the market price (in Canadian dollars) of the Fund Units on the TSX at the time of the granting of such Option.

Where there is a take-over bid to acquire the Fund Units or the Fund enters into an agreement providing for the sale of all or substantially all of the assets of the Fund such that, following completion of such sale, the Fund will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all Options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their Options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Fund Units and in the exercise price per Fund Unit, relating to Options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Fund Units resulting from any subdivisions, consolidations or reclassifications of the Fund Units, the payment of unit distributions by the Fund or other relevant changes in the capital structure of the Fund. Any such adjustments shall be subject to the approval thereof, if required, by such stock exchanges on which the Fund Units are then listed for trading (including, if required by any such stock exchanges, approval of the unitholders).

The Board may amend, vary or discontinue the Option Plan at any time either prospectively or retrospectively; provided, however, that no such amendment may increase the maximum number of Fund Units that may be optioned under the plan, change the manner of determining the exercise price, extend the term of any Option beyond 10 years from the date of the granting of such Option, extend the period during which Options may be granted or, without the prior written consent of the optionee, alter or impair any Option previously granted to an optionee under the Option Plan. Any such amendment, variance or discontinuance of the Option Plan shall be subject to the approval thereof by such stock exchanges on which the Fund Units are then listed for trading and, in the case of certain amendments set forth in the Option Plan, the approval of unitholders. See "Business of the Meeting - Amendments to Unit Option Incentive Plan, Long-term Incentive Plan and Deferred Unit Plan".

Option Grants During the Most Recently Completed Financial Year

No grants of Options under the Option Plan were made to any Named Executive Officer during the financial year ended December 31, 2006. In connection with the Conversion, it was determined that no further options would be granted following the effective date of the Conversion (being May 5, 2006).

Aggregated Option Exercises and Year End Option Values

The following table provides information concerning Option exercises by Named Executive Officers during the financial year ended December 31, 2006, as well as the financial year end values of unexercised Options held by Named Executive Officers.

Name of Named Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized (C$)	Unexercised Options at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End (C$) Exercisable/Unexercisable(1)
David Rubenstein	114,000	$1,714,100	Nil/ Nil	Nil/ Nil
Lewis Ritchie	122,667	$1,605,871	Nil/ Nil	Nil/ Nil
Isidore Philosophe	385,000	$5,115,400	Nil/ Nil	Nil/ Nil
Jaime Ovadia	29,999	$350,488	Nil/ Nil	Nil/ Nil
Marcel Tuchner	69,333	$1,245,156	Nil/ Nil	Nil/ Nil
Jacques Philosophe	155,000	$2,363,100	Nil/ Nil	Nil/ Nil

___________

Note:

(1) Calculated using the closing price per Fund Unit on the TSX on December 29, 2006 of C$22.95, less the exercise price of the applicable Options.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2006 with respect to compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Option Plan	139,997	$14.21	Nil
LTIP (2)	46,552	N/A	3,953,448
Deferred Unit Plan	9,018	N/A	290,982
___________

Note:

(1)  The only equity compensation plans of the Fund are the Option Plan, the LTIP and the Deferred Unit Plan, each of which plan has been approved by unitholders. See " Executive Compensation - Long-term Incentive Plan", " Executive Compensation - Unit Option Incentive Plan " and " Executive Compensation - Deferred Unit Plan ".

(2)   Vested awards under the LTIP may be paid, in the discretion of the Board, in cash, through the issuance from treasury of Fund Units or a combination of cash and Fund Units. The payment of all vested awards under the LTIP earned in respect of the financial year ended December 31, 2006 were paid in cash.

Employment Agreements

With the exception of the agreements and compensatory arrangements described below, there are no employment agreements or compensatory arrangements between the Fund or its subsidiaries with a Named Executive Officer.

David Rubenstein, the President and Chief Executive Officer of the Administrator, and Lewis Ritchie, the Executive Vice-President, Finance and Administration, Chief Financial Officer and Secretary of the Administrator, each have entered into amended and restated employment agreements with the Administrator effective January 1, 2006, which agreements do not provide for a minimum term. The agreements provide, inter alia:

(i)	a base salary per annum (David Rubenstein - $650,000 and Lewis Ritchie - $400,000);

(ii)
an annual bonus cash award determined based on a formula impacted by certain corporate and individual threshold, target and maximum performance criteria determined by the Compensation Committee, and a transition bonus cash award for each of the fiscal years 2006 and 2007 determined based on a formula impacted by the pre-tax consolidated earnings of the Fund and the annual bonus cash award achieved;

(iii)	that the Administrator may terminate the employment of the executive immediately for just cause or disability and, in all other circumstances, upon 90 days prior written notice;

(iv)	the executive may terminate his employment upon 90 days prior written notice;

(v)
upon termination of employment: (A) by the Administrator other than for just cause, disability or death; or (B) by the executive for constructive dismissal, the Administrator shall pay to the executive, an amount equal to two times the average of total annual compensation during the preceding three years;

(vi)
if a change of control occurs and if, in respect of the executive, a "triggering event" (including a change in the terms and/or conditions of the executive's employment, in any material adverse respect, assigning the executive duties inconsistent with his position, duties, responsibilities and status, a continued reduction in the executive's position, duties, responsibilities, titles or offices, a reduction in base salary, a failure to maintain material benefits or aggregate fringe benefits, relocating the executive more than 50 kilometres or actions which would constitute constructive dismissal) subsequently occurs within eighteen months following the completion of such change of control, the executive is entitled to elect to terminate his employment with the Administrator and to receive an amount equal to three times the average of total annual compensation during the preceding three years;

(vii)	a non-solicitation covenant of the executive expiring two years following ceasing employment and a non-competition covenant expiring one year following ceasing employment; and

(viii)	all other terms customary in agreements for executives at the same level.

The Administrator had an employment agreement with Jaime Ovadia, the President, Cinram U.S. & Latin America and Executive Vice-President, Worldwide Theatrical Home Video of the Corporation, made as of October 31, 1996 and amended effective January 1, 2006, with a term which expired December 31, 2006. The agreement provided, inter alia, that:

(i)	Mr. Ovadia shall receive a base salary of $250,000 per annum;

(ii)
Mr. Ovadia is entitled to receive a minimum bonus with respect to the 2006 calendar year equal to one quarter of one percent of pre-tax earnings, excluding investment income, of the Administrator, only if pre-tax earnings are in excess of C$20,000,000, which bonus shall be paid within 140 days from the end of such calendar year;

(iii)
Mr. Ovadia is entitled to participate in the supplementary benefits made available generally to the Administrator's senior executive employees from time to time and any perquisites established by the Administrator from time to time as appropriate for him; and

(iv)	Mr. Ovadia is entitled an automobile allowance of $600 per month and reimbursement of automobile operating expenses.

The Administrator has a consulting agreement with Isidore Philosophe, the Administrator's former Chief Executive Officer, which agreement has a term of thirty months (commencing on July 1, 2006 and terminating on December 31, 2008) and pursuant to which the consultant receives a consulting fee of $1,200,000 per annum, payable in equal quarterly instalments. The consultant may terminate the consulting agreement upon 90 days prior written notice; the Administrator may not terminate the consulting agreement prior to the expiry of the term.

Pursuant to an arrangement entered into between the Administrator and Jacques Philosophe in November 2006, Mr. Philosophe resigned as Executive Vice-President of the Administrator on November 3, 2006 and agreed to terminate his employment agreement with the Administrator upon payment of $3 million and reimbursement of legal fees and expenses in the maximum amount of C$75,000 plus taxes. See "Executive Compensation - Compensation of Named Executive Officers".

Composition of the Compensation Committee

Nadir H. Mohamed (Chair) and Henri A. Aboutboul served as members of the Compensation Committee of the Fund during the financial year ended December 31, 2006. Peter G. White was a member of the Compensation Committee until his resignation as a Trustee on August 16, 2006. On March 5, 2007, Randall Yasny was appointed as a member of the Compensation Committee. None of the members of the Compensation Committee was an officer or employee or former officer or employee of the Fund or any of its subsidiaries during 2006. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more Trustees who are appointed (and may be replaced) by the Board, the majority of whom are determined by the Board to be independent. The Compensation Committee, among other things, reviews and recommends to the Board the establishment of the overall compensation philosophy of the Fund and the corporate goals and objectives relevant to the compensation of the Trustees, the directors of the Administrator and the Chief Executive Officer and other executive officers of the Administrator and evaluates the performance of the Chief Executive Officer and other executive officers in light of these criteria.

Report on Executive Compensation

Compensation Philosophy

The Fund's compensation philosophy is designed to attract, retain and motivate executives to strive for continued corporate success. The Fund's success is based on a strong service orientation, creativity, aggressive investments in leading-edge technology and an executive decision-making process that extends well beyond the next quarter's results. The Fund rewards its executives with a combination of base salary, annual cash incentives and LTIP awards that are determined on the basis of these criteria.

In order to achieve these objectives, the compensation paid to the Named Executive Officers in 2006 consisted of three components: (i) base salary; (ii) an annual bonus cash award and, for the current Chief Executive Officer and the Chief Financial Officer, a transition bonus cash award; and (iii) an LTIP award for each of the current Chief Executive Officer and the Chief Financial Officer.

Base Salary

The base salary of each particular executive officer is generally determined by an assessment by the Board of such executive's performance, a consideration of competitive compensation levels in entities similar to the Fund and a review of the performance of the Fund as a whole and the role such executive officer played in such corporate performance. For certain executives, the base salary was set forth in their respective employment agreements. See "Employment Agreements". In setting the base salary of the current Chief Executive Officer and the Chief Financial Officer, the Compensation Committee and the Board were assisted by the recommendations of, and market data on comparative executive compensation provided by, Mercer Human Resource Consulting.

Annual and Transition Bonus Cash Awards

In 2006, the Trustees adopted a new annual bonus policy for senior executives which results in the payment of cash awards on the achievement of certain corporate and individual performance criteria. In order to bridge the gap in transitioning away from the old annual bonus policy of the Company, the Trustees also adopted a transition bonus cash award for senior executives which results in the payment of cash awards based, in part, on the amounts which would have been earned under the old annual bonus policy of the Company. In determining the formulae to be adopted for the annual and transition bonus amounts, the Compensation Committee and the Board were assisted by the recommendations of, and market data provided by, Mercer Human Resource Consulting.

Annual bonus cash awards for certain Named Executive Officers are determined under a plan or formula contained in their respective employment agreements. See "Employment Agreements". For the current Chief Executive Officer and the Chief Financial Officer, the annual bonus cash award is determined based on a formula impacted, with respect to 75%, by certain corporate threshold, target and maximum EBITA amounts that must be achieved by the Fund in a fiscal year, as determined by the Compensation Committee, and, with respect to 25%, by certain functional and individual objectives, as determined by the Compensation Committee, to be achieved by the executive during the fiscal year. As the Conversion took place during fiscal 2006, the annual bonus cash awards were determined entirely in relation to the corporate threshold, target and maximum EBITA amounts to be achieved by the Fund. In 2006, the corporate threshold, target and maximum EBITA amounts to be achieved by the Fund were $353.1 million, $392.3 million and $470.8 million, respectively, and the Fund's EBITA was $377.2 million. Accordingly, annual bonus cash awards were provided to the current Chief Executive Officer and the Chief Financial Officer in 2006 in the amounts of $319,800 and $147,600, respectively. For the former Chief Executive Officer, who resigned on June 30, 2006, an annual cash bonus was awarded to him in the amount of $1,206,600 in respect of work performed by him during the first six months of fiscal 2006. The amount of the former Chief Executive Officer's annual cash bonus was determined having regard to the amounts earned by him in the past, his and the Fund's (or the Company's) performance during the first six months of fiscal 2006 and the determinations made in awarding bonuses to the current Chief Executive Officer and Chief Financial Officer.

Transition bonus cash awards were awarded to the current Chief Executive Officer and the Chief Financial Officer in order to provide for a fair transition from the former annual bonus policy of the Company, which awarded an annual bonus amount based on a formula related to the pre-tax earnings of the Company, to the new annual bonus cash award policy of the Fund and the LTIP adopted in connection with the Conversion in 2006. The transition bonus cash awards were determined under a formula contained in the respective employment agreements of the current Chief Executive Officer and the Chief Financial Officer and are awarded only in respect of fiscal years 2006 and 2007. See "Employment Agreements". For 2006, in the event that the EBITA of the Fund exceeded a threshold of $353.1 million (which threshold was achieved), the aggregate of the annual bonus cash award and the transition bonus cash award payable for such year was to be equivalent to no less than 70% (in 2007, 50%) of the amount resulting from the calculation of the annual bonus under the former policy of the Company. Transition bonus cash awards were provided to the current Chief Executive Officer and the Chief Financial Officer in 2006 in the amounts of $518,400 and $523,000, respectively.

LTIP

In connection with the Conversion, the Trustees adopted the LTIP with the advice and recommendations of Mercer Human Resource Consulting. Awards under the LTIP are intended to take the place of grants of options under the Option Plan. The Fund provides a long-term incentive by granting awards to executives through the LTIP. The objectives of the LTIP are to align the interests of senior management and unitholders by rewarding management for maintaining or increasing cash distributions of the Fund and to attract, retain and motivate management talent. An award under the LTIP will result in cash and/or treasury Fund Units being provided to participants in the event that certain performance criteria, being the Distributed Cash Threshold and the EBITA Threshold, are satisfied. The amount of the award under the LTIP varies based on the Fund achieving certain levels of cash available for distribution. In respect of fiscal 2006, the current Chief Executive Officer and the Chief Financial Officer were granted awards of $975,000 and $400,000, respectively, under the LTIP. For grants of awards under the LTIP in respect of 2006, one-third vested immediately (and were paid in cash) while the balance will vest and be paid in equal amounts on each of the first two anniversaries of December 31, 2006. See "Long-term Incentive Plan".

In 2006, the relative emphasis on salary, bonus (annual and transition) and LTIP awards were as follows for the Named Executive Officers:

Name	Salary (%)	Bonus (%)	LTIP Award (%)
David Rubenstein	36	46	18
Lewis Ritchie	33	56	11
Isidore Philosophe	45	55	Nil
Jaime Ovadia	32	68	Nil
Marcel Tuchner	53	47	Nil
Jacques Philosophe	100	Nil	Nil

Chief Executive Officer's Compensation

The base salary for David Rubenstein, the current Chief Executive Officer of the Administrator, was determined to be $650,000 in connection with promotion of Mr. Rubenstein from Chief Operating Officer upon the retirement of the founder and former Chief Executive Officer, Isidore Philosophe, on June 30, 2006 as well as the role Mr. Rubenstein had played with the Fund to that point. In setting the base salary of the Chief Executive Officer, the Compensation Committee and the Board were assisted by the recommendations of, and market data on comparative executive compensation provided by, Mercer Human Resource Consulting as well as the new bonus policy and LTIP adopted by the Fund. Under the new bonus policy of the Fund, an annual bonus cash award and a transition bonus cash award were granted to the current Chief Executive Officer based on the formulae previously adopted by the Trustees and reflected in the employment agreement of the Chief Executive Officer. In 2006, the current Chief Executive Officer received $319,800 and $518,400, respectively, on account of the annual and transition bonus cash awards. See "Annual and Transition Bonus Cash Awards" above. In addition, in accordance with the LTIP adopted by the Trustees in connection with the Conversion, Mr. Rubenstein was granted an award of $975,000 under the LTIP, one-third of which vested immediately and the remainder of which will vest in equal installments on the first two anniversaries of December 31, 2006. See "Long-term Incentive Plan" and "LTIP" above.

Submitted by the Compensation Committee:

Nadir H. Mohamed (Chair), Henri A. Aboutboul and Randall Yasny

Remuneration of the Trustees and Directors

The Fund's non-employee Trustees and the Administrator's non-employee directors are eligible to receive an annual fee of C$50,000 for their services as trustees and directors, an annual fee of C$3,000 for their services as members of each committee of the Board of which they are members and C$1,500 per meeting for attending board or committee meetings. The Chairman of the Board is eligible to receive an additional annual fee of C$130,000, the Chairman of the Audit Committee is eligible to receive an additional annual fee of $10,000, and the Chairman of each of the Compensation Committee and the Corporate Governance and Nominations Committee of the Board is eligible to receive an additional annual fee of $5,000. Trustees and directors are also reimbursed for reasonable expenses incurred in attending board and committee meetings or otherwise in the performance of their duties. No additional fees are paid to directors of the Administrator who are also serving as Trustees, other than additional meeting fees where meetings are not held concurrently or successively. No fees are payable to members of the Distribution Committee unless specifically determined by the Board for a particular meeting. The Fund's non-employee Trustees and the Administrator's non-employee directors are eligible to participate in the Deferred Unit Plan. One-half of the annual retainer in acting as such is required to be received in Deferred Units. See "Deferred Unit Plan".

In fiscal 2006, total fees incurred in attending meetings in the aggregate amount of $841,500 were paid to the non-employee Trustees of the Fund and directors of the Administrator in respect of their membership on the Board and its committees and the board of directors of the Administrator. Trustees and directors participate in the insurance and indemnification arrangements described below under "Insurance Coverage for the Fund and Related Entities and Indemnification". In addition to the foregoing, the law firm of which Norman May, Q.C., a director of the Administrator, and Monique T. Rabideau, Assistant Corporate Secretary of the Administrator, are partners, received fees of $1.7 million from the Administrator in 2006 for legal services performed.

The following table shows the fee amounts, before withholdings, earned by individual non-employee Trustees of the Fund and directors of the Administrator in respect of membership on the Board and its committees and the board of directors of the Administrator in the fiscal year ended December 31, 2006.

Name	Board/Chair Annual Retainer (C$)	Total Board Attendance Fees (C$)	Total Committee Attendance Fees (C$)	Total Fees Payable (C$)	Total Fees Paid in Cash (C$)	Total Fees Credited in Deferred Units (#)
Henri A. Aboutboul	$180,000	$19,500	$12,000	$211,500	$186,500	1,089
Thomas A. Di Giacomo	$50,000	$15,000	$8,750	$73,750	$48,750	1,089
Nadir H. Mohamed	$50,000	$19,500	$32,000	$101,500	$76,500	1,089
J. Bruce Terry(1)	-	$1,500	-	$1,500	$1,500	-
Randall Yasny	$50,000	$10,500	-	$60,500	$35,500	1,089
Norman May	$50,000	$19,500	$14,333	$83,833	$58,833	1,089
Robert B. Jamieson	$50,000	$16,500	-	$66,500	$41,500	1,089
Michael P. Sherman	$50,000	$16,500	-	$66,500	$41,500	1,089
Peter G. White	$50,000	$15,000	$20,000	$85,000	$60,000	1,089
John R. Preston	$50,000	$15,000	$25,917	$90,917	$65,917	1,089
___________

Note:

(1) Mr. Terry was appointed as a Trustee on December 19, 2006.

Insurance Coverage for the Fund and Related Entities and Indemnification

The Fund maintains, at its expense, a policy of insurance for the Trustees of the Fund and for the trustees, directors and officers of the Fund Group. The initial aggregate limit of liability applicable to the insured trustees, directors and officers under the policy is $50 million, subject to deductibles of $1,000,000 for securities claims, $500,000 for oppressive conduct claims and $250,000 for all other claims, in each case, payable by the Fund. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified any such trustees, directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Fund or any of its subsidiaries and their respective trustees, directors and officers. The total limit of liability will be shared among the Fund, its respective subsidiaries and their respective trustees, directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers. For the twelve months ending July 1, 2007, the Fund will pay a total premium of $437,185 for this insurance.

The constating documents of each member of the Fund Group (where applicable) provide for the indemnification of its trustees, directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. In addition, the Fund and the Administrator have entered into agreements with each of the Trustees and directors of the Administrator setting out the circumstances and manner in which the Fund Group will furnish indemnity to each of them.

Performance Graph

The following graph compares the total cumulative unitholder return for C$100 invested in Fund Units, with any distributions reinvested (or prior to the Conversion, in the common shares of the Company, with any dividends reinvested) on the TSX (symbol: CRW.UN) with the S&P/TSX Composite Index(2) for the period commencing January 1, 2001 and ending December 31, 2006.

December 31 (1)	2001	2002	2003	2004	2005	2006
Cinram International Income Fund	100.0	215.1	616.8	481.6	596.4	501.3
S&P/TSX Composite Index	100.0	87.6	111.0	127.0	157.7	184.9
___________

Notes:

(1)  The cumulative return of the Fund Units (or prior to the Conversion, the common shares of the Company) is based on the closing prices of the Fund Units or Company's common shares, as applicable, on the TSX on December 31, 2001, 2002, 2003, 2004, 2005 and 2006 or, if there was no trading on such date, the closing price on the last trading day prior to such date.

(2)  The S&P/TSX Composite Index is a total return index, the calculation of which includes dividends and distributions reinvested.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of the Fund. On June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines Practices (as amended from time to time, collectively, the "Corporate Governance Rules") came into force. Under the Corporate Governance Rules, the Fund is required to disclose information relating to its corporate governance practices as set out below. The Fund is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. The Fund believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, the Fund believes that trustee, director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all unitholders. To that end, the Board has adopted a Code of Business Conduct and Ethics that applies to all trustees, directors, officers and employees of the Fund and its subsidiaries. The Code of Business Conduct and Ethics is available on the SEDAR website at www.sedar.com. Any deviations from the Code of Business Conduct and Ethics are required to be reported to an employee's supervisor, human resource manager and, if appropriate, the Chief Financial Officer of the Administrator and the Board.

Board Composition

The Board currently is comprised of six members. A majority of the Board is comprised of independent Trustees. Nadir H. Mohamed, Thomas A. Di Giacomo, J. Bruce Terry, Henri A. Aboutboul and Randall Yasny are considered by the Board to be independent Trustees within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with the Fund. The other member of the Board is not considered an independent Trustee within the meaning of the Corporate Governance Rules: Mr. Rubenstein is a member of management. In deciding whether a particular Trustee is or is not an independent Trustee, the Board examined the factual circumstances of each Trustee and considered them in the context of many factors.

The Board believes that the current composition of the Board serves the Fund and unitholders well. Five-sixths of the Board is comprised of independent Trustees and, as a result, no matter may be approved by the Board without at least three independent Trustees being in agreement. The Board believes that all of its Trustees make a valuable contribution to the Board, the Fund and its subsidiaries. Although one of the Trustees is not an independent Trustee, he possess extensive knowledge of the Fund's businesses and business environment which has proven to be beneficial to the Board, and his participation as a Trustee contributes to the effectiveness of the Board. The Board also believes that the Trustees are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances, whether in respect of Board of committee matters. On September 28, 2006, the Board adopted a Charter of the Board, a copy of which is annexed hereto as Appendix B.

The Board does not currently feel that it is necessary to add structures or procedures to those currently in place to ensure its or its committees independence from management. All Trustees, whether as members of the Board or a committee thereof, are expected to exercise critical judgement at all times and the outside Trustees have unrestricted, direct access to both the Administrator's executives and the external auditors. On September 28, 2006, the Board adopted a formal position description for the Chairman of the Board which provides, among other things, that the Chairman will provide leadership to the Trustees in discharging their mandate as set out in the Charter of the Board and will provide advice, counsel and mentorship to the Chief Executive Officer.

Board and Committee Process

In addition to having a Board comprised of members a majority of which are independent Trustees, the Fund has adopted a variety of structures to allow for the independence of the Board and its committees from management. Those structures include the practice of having the independent members of the Board or its committees meet as a group in executive sessions (with no members of management, including the Chief Executive Officer, present) prior to or after regularly scheduled meetings of the Board or a committee thereof and otherwise as those Trustees or committee members may determine, and members of the Board and its committees having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and management by the Corporate Governance and Nominations Committee, which is comprised of Trustees, all of whom are independent. The Board believes that it and its committees have functioned, and continue to function, independently of management.

The Chief Executive Officer and Chief Financial Officer report formally to the Board and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting the Fund. The Board is satisfied that the Chief Executive Officer and Chief Financial Officer have reported to, and sought the consent of, the Board where necessary and appropriate. On September 28, 2006, the Board adopted a formal position description for the Chief Executive Officer.

Management, working with the Board and the Corporate Governance and Nominations Committee, provides an orientation program and education program for new Trustees to familiarize them with the Fund and its businesses. New Trustees have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning the Fund and visits to the Fund's facilities. On a continuing basis, management provides periodic presentations for the Board to ensure that Trustees are aware of Fund operations, major business trends and industry practices, and Trustees are free to contact the Chief Executive Officer, Chief Financial Officer and other members of management at any time to discuss any aspect of the Fund's businesses.

The Board, either directly or through Board committees, is responsible for the supervision of management and for approving the overall direction of the Fund, in a manner which is in the best interests of the Fund. The Board has explicitly confirmed its stewardship responsibility for reviewing and approving the Fund's strategy, and for implementing, or requiring management to implement, procedures and systems for: (1) adopting a strategic planning process; (2) identifying and managing principal risks to the Fund's businesses; (3) planning for succession; (4) adopting a communications policy; and (5) adopting internal control and management information systems. There were four meetings of the board of directors of the Company prior to the Conversion and nine Board meetings held during the 2006 fiscal year. Frequency of meetings as well as the nature of agenda items changes depending upon the state of the Fund's affairs and in light of opportunities or risks which the Fund faces from time to time. The meeting agenda is circulated in advance to all Trustees, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

The following table indicates the name of each publicly traded entities' board of directors or trustees (other than the Fund's) on which the nominees for election to the Board at the Meeting sit:

Director	Name(s) of the Corporation(s)
Nadir H. Mohamed	Rogers Communications Inc.
Henri A. Aboutboul	CFF Recycling
Thomas A. Di Giacomo	Kingsway Financial Services Inc., Menu Foods Income Fund, Xceed Mortgage Corporation and RDM Corporation

Board Committees

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominations Committee and the Distribution Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate or charter at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to management, the Administrator or a Board committee remains with the Board. On September 28, 2006, the Board adopted formal position descriptions for the chairs of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominations Committee.

Audit Committee

The Audit Committee is comprised of four members who are each "independent" and "financially literate" as required by the Multilateral Instrument 52-110 - Audit Committees (the "Audit Committee Rule"). The members of the Audit Committee are Messrs. Mohamed, Di Giacomo, Terry and Aboutboul, Chair. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the Fund and its subsidiaries. The Audit Committee has the ability to retain, at the Fund's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.

The Audit Committee reviews the annual and interim financial statements intended for circulation among unitholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for the integrity of the Fund's internal accounting and control systems. In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of the Fund and its affiliates. The Board has adopted a Charter of the Audit Committee, a copy of which is annexed to the annual information form (the "AIF") of the Fund dated March 30, 2007 for the year ended December 31, 2006. The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is also described in the AIF. Additional information regarding the Fund's Audit Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent Trustees within the meaning of the Corporate Governance Rules. The Compensation Committee, among other things, reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and Chief Financial Officer, evaluates the performance of the Chief Executive Officer and Chief Financial Officer in light of those goals and objectives and sets the CEO's compensation level based on this evaluation. The Compensation Committee also reviews and approves senior management compensation, compensation programs applicable to senior management and the overall compensation policies and practices of the Fund. The members of the committee are Messrs. Aboutboul, Yasny and Mohamed, Chair. On September 28, 2006, the Board adopted a Compensation Committee mandate.

In 2005, the Compensation Committee engaged Mercer Human Resource Consulting ("Mercer") to provide market data on executive and director compensation and to perform a technical analysis of the market data in light of the Company's compensation plans and practices. Mercer subsequently updated its report in March 2006 to take into account the Conversion. In fiscal 2006, the Compensation Committee consulted Mercer with respect to the entering into of employment agreements with the Chief Executive Officer and the Chief Financial Officer and the implementation of compensation programs applicable to senior management, including the LTIP, the annual bonus policy and the transition bonus policy, and to the Trustees and directors of the Administrator, including the Deferred Unit Plan. Decisions made by the Compensation Committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee is comprised of Messrs. Aboutboul, Yasny and Di Giacomo, Chair, all of whom are independent Trustees within the meaning of the Corporate Governance Rules. The Corporate Governance and Nominations Committee, among other things, is responsible for identifying and recommending to the Board appropriate Fund Trustee and Administrator director nominee candidates. In addition, the Corporate Governance and Nominations Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring the Fund's corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and, if applicable, their charters, reviewing and making recommendations to the Board with respect to the hiring of executive members of management, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. On September 28, 2006, the Board adopted a Corporate Governance and Nominations Committee Charter.

Distribution Committee

The Distribution Committee is, at all times, comprised of the same individuals who comprise the Audit Committee. See "Audit Committee" above. The Distribution Committee, among other things, is responsible monitoring compliance with all requirements under applicable securities laws, the Fund's Declaration of Trust, as amended from time to time, and any applicable resolutions of the Board prior to approving any distributions on the Fund Units, approving any press release and TSX declaration to be delivered in connection with the distributions on the Fund Units and any other matter relating to, or connection with, the monthly distributions on the Fund Units as may be delegated to the Distribution Committee by the Board. On June 20, 2006, the Board adopted a Distribution Committee Charter.

Board Evaluation

During fiscal 2006, an evaluation of the Board and its committees was conducted by the Chair of the Corporate Governance and Nominations Committee in which Board members completed a detailed questionnaire which provided for quantitative ratings in key areas as well as seeking subjective comment in each of those areas. Responses were reviewed by the Chair of the Corporate Governance and Nominations Committee and then, as appropriate, reported to the Board.

In assessing the responses, the focus was on continuous improvement. Each Trustee was encouraged to view the feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Matters requiring follow-up were identified and there is ongoing monitoring by the Chair of the Corporate Governance and Nominations Committee to ensure satisfactory results. A similar evaluation is expected to occur annually.

Attendance

The following tables set forth the record of attendance of the nominees for election to the Board at the Meeting (either in person or by phone) at meetings of the Board (or, prior to the Conversion, the board of directors of the Company) and its committees and the number of meetings of the Board (or the board of directors of the Company) and its committees held between January 1, 2006 and December 31, 2006.

Trustee	Number of Meetings Attended/ Number of Meetings Held(1)
	Board	Committees
Henri A. Aboutboul (Chairman of the Board)	13 / 13 (or 100%)	Audit Committee (Chair) 4/4 (or 100%) Compensation Committee 4/4 (or 100%) Corporate Governance and Nominations Committee 1/1 (or 100%) Distribution Committee (Chair) (3) 2/2 (or 100%)
Thomas A. Di Giacomo	10 / 10 (or 100%)	Audit Committee 5/5 (or 100%) Corporate Governance and Nominations Committee (Chair) 1/1 (or 100%) Distribution Committee (3) 2/2 (or 100%)
Nadir H. Mohamed	13 / 13 (or 100%)	Audit Committee 10/10 (or 100%) Compensation Committee (Chair) 4/4 (or 100%) Distribution Committee (3) 2/2 (or 100%)
David Rubenstein	13 / 13 (or 100%)	-
J. Bruce Terry	1 / 1 (or 100%)	Audit Committee (2) - Distribution Committee (2) -
Randall Yasny	7 / 7 (or 100%)	Compensation Committee (2) - Corporate Governance and Nominations Committee 1/1 (or 100%)
___________

Notes:

(1)    Since becoming a Trustee (or, prior to the Conversion, a director of the Company) or a member of the relevant committee(s).

(2)    Appointed to committee subsequent to December 31, 2006.

(3)    From time to time, approvals were obtained by written resolution. Certain meetings of the Distribution Committee were held concurrently with meetings of the Audit Committee as the committee members are the same.

Summary of Number of Board and Committee Meetings Held in Fiscal 2006(1)
Board	13
Audit Committee	10
Compensation Committee	4
Corporate Governance and Nominations Committee	4
Distribution Committee	2(2)
___________

Notes:

(1)    Includes meetings held by the board of directors of the Company or committees thereof held prior to the Conversion.

(2)    From time to time, approvals were obtained by written resolution. Certain meetings of the Distribution Committee were held concurrently with meetings of the Audit Committee as the committee members are the same.

INDEPENDENT AUDITORS

KPMG LLP, are the independent auditors of the Fund and have served as its auditors and auditors of its predecessor, the Company, since 1986. From time to time, KPMG LLP also provides other non-audit services to the Fund and its subsidiaries. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining KPMG LLP's independence and has concluded that it is.

Fees billed by KPMG LLP to the Fund and its subsidiaries during fiscal 2006 were as follows: Audit and Sarbanes-Oxley compliance fees of C$7,286,471, which consist of fees related to the annual audit of the consolidated financial statements, Sarbanes-Oxley compliance, annual audits of subsidiary companies' financial statements, interim reviews of the consolidated financial statements for each of the first three quarters of each financial year, and review of regulatory filings; Audit-related fees of C$1,205,949, which consist mainly of fees related to SAS 70 internal control reports, and consultations regarding financial reporting and accounting standards; and Tax fees of C$2,418,715, which consist of fees for assistance with the preparation of corporate tax returns, tax planning and advisory services, including in connection with the Conversion.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Excluding routine indebtedness, none of the Trustees or directors or executive officers of the Administrator, proposed nominees for election as a Trustee or any associates of such persons were indebted to the Fund or any of its subsidiaries at any time during the financial year ended December 31, 2006.

SMALL UNITHOLDER SELLING PROGRAM

On December 22, 2006, the Fund initiated a voluntary small unitholder selling program (the "Program") that enabled registered and beneficial unitholders who owned 99 or fewer Fund Units as of December 20, 2006 to sell their Fund Units without incurring any brokerage commission. The Program's aim was to reduce unitholder servicing and other related costs. The Fund retained Georgeson Shareholder Communications Canada Inc. to manage the Program and to handle transactions and payment. The sale of Fund Units was executed through the TSX. The voluntary Program expired at 5 p.m. ET on March 22, 2007. Payment for Fund Units sold under the Program were to be mailed approximately five business days after the sale. All Fund Units received through the Program were gathered into board lots (100 or more Fund Units) and sold no later than 12 p.m. on the next business day on the TSX. The price of the Fund Units was set at the average price received for all Fund Units sold on a given day. For residents of the United States, the proceeds were converted into U.S. funds at the prevailing conversion rate at the time of sale. As a result of the Program, the Fund reduced the number of its registered and beneficial unitholders by 108.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make an issuer bid dated March 14, 2007, the Fund commenced a normal course issuer bid to purchase up to 5,000,000 Fund Units, being approximately 8% of the "public float" of Fund Units as at March 14, 2007 (the "NCIB"). The Fund believes that the Fund Units may from time to time trade in a price range that does not adequately reflect the value of such units in relation to the business of the Fund and its future business prospects and that purchases of Fund Units pursuant to the NCIB will enhance unitholder value. Purchases pursuant to the NCIB may occur on the TSX between March 30, 2007 and March 29, 2008 at prices not exceeding the market price of the Fund Units at the time of acquisition. The actual number of Fund Units which may be purchased pursuant to the NCIB and the timing of such purchases will be determined by the Administrator's management and in accordance with applicable securities legislation. As at the date hereof, no Fund Units have been purchased under the NCIB.

The purchase price for Fund Units purchased under the NCIB by the Fund, if any, will be paid in cash on delivery of the units. The Fund intends to finance any purchase of Fund Units under the NCIB from its working capital and, if necessary, its credit facilities. Fund Units purchased by the Fund under the NCIB will be cancelled. Unitholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by the Fund in relation to the NCIB by requesting a copy in writing from the Fund's Director of Investor Relations and Communications at 2255 Markham Road, Toronto, Ontario, Canada M1B 2W3.

AMENDMENT TO DECLARATION OF TRUST

Effective October 13, 2006, a majority of the Trustees approved an amendment to Section 7.6 of the Fund's Declaration of Trust wherein the sentence "The Chairperson shall be a Resident." was deleted and replaced with the sentence "The Chairperson need not be a Resident.". In the opinion of a majority of the Trustees, the foregoing amendment was desirable and not prejudicial to the holders of Units. A copy of the First Supplemental Indenture giving effect the amendment can be found on the SEDAR website at www.sedar.com.

ADMINISTRATION AGREEMENT

The Fund is administered by the Trustees and by the Administrator pursuant to an administration agreement entered into by the Fund, CII Trust and the Administrator on May 5, 2006 (the "Administration Agreement").

Under the terms of the Administration Agreement, the Administrator agrees to provide administration and support services to the Fund including, without limitation, those necessary to: (i) ensure compliance by the Fund with continuous disclosure obligations under applicable securities legislation; (ii) provide investor relations services; (iii) provide or cause to be provided to unitholders of the Fund all information to which such unitholders are entitled under the Fund's Declaration of Trust, including relevant information with respect to financial reporting and income taxes; (iv) at the direction of the Trustees, to call and hold meetings of holders of Units and distribute required materials, including notices of meetings and proxy circulars, in respect of all such meetings; (v) assist the Trustees in calculating distributions to holders of Fund Units; (vi) attend to all administrative and other matters arising in connection with any redemption of Fund Units; (vii) ensure compliance with the Fund' limitations on non-resident ownership; and (viii) generally provide all other services as may be necessary or as may be requested by the Trustees.

The Administration Agreement has an initial term of ten years, and may be extended for additional five-year periods at the option of the Fund, CII Trust and the Administrator. The Administration Agreement may be terminated by any party in the event of the insolvency or receivership of any of the other parties, or in the case of default by the other parties in the performance of a material obligation under the Administration Agreement, with certain exceptions, which is not remedied within thirty days after written notice has been delivered. The Fund and CII Trust pay the Administrator an annual fee to be mutually agreed upon by them, such fee not to exceed C$10,000 plus GST, for the services rendered by the Administrator pursuant to the Administration Agreement.

ADDITIONAL INFORMATION

Current financial information for the Fund is provided in the Fund's comparative financial statements and management's discussion and analysis for the most recently completed financial year. This information and additional information relating to the Fund can be found on the SEDAR website at www.sedar.com and on the Fund's website at www.cinram.com.

Copies of the Fund's annual information form, annual report (including management's discussion and analysis), financial statements, and this Circular may be obtained upon request to the Fund's Director of Investor Relations and Communications at 2255 Markham Road, Toronto, Ontario, Canada M1B 2W3. The Fund may require the payment of a reasonable charge if the request is made by a person who is not a unitholder of the Fund.

APPROVAL

As of the date hereof, management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Units represented by proxies solicited by the Trustees will be voted on each such matter in accordance with the best judgement of the nominees voting same.

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board. A copy of this Circular has been sent to each Trustee, each holder of Units whose proxy has been solicited in connection with the Meeting and the auditor of the Fund.

DATED at Toronto, Ontario, this 2nd day of April, 2007.

                                                                On Behalf of the Trustees of the Fund

                                                                HENRI A. ABOUTBOUL
                                                                Chairman of the Trustees

APPENDIX A

AMENDMENT RESOLUTIONS FOR THE PLANS

BE IT RESOLVED THAT:

1.	the Option Plan is amended as follows:

(a)	the following definition is added to Section 1 of the Option Plan:

"Blackout Period" means the time period, commonly referred to as the "blackout period", determined by the Fund in accordance with its trading policies pursuant to which trustees, officers, employees and others are prohibited from trading in the securities of the Fund (including exercising options granted under the Plan) and, for greater certainty, Blackout Period shall not include any period in which there is a prohibition on trading in securities of the Fund as a result of a cease trade or other order of any securities commission or regulatory authority;

(b)	subsection 8(e) of the Option Plan is deleted and replaced with the following:

(e) Term of Option - The term of the option shall not be for less than one year and not more than 10 years from the date the option is granted, subject always to subsections (f), (g), (h) and (i) of this Section 8; provided that, notwithstanding the foregoing or anything else to the contrary in the Plan, if the term of any option granted under the Plan ends on a day occurring within a Blackout Period applicable to an Optionee or within ten business days after the expiry of a Blackout Period applicable to an Optionee, the term of such option shall be automatically extended to (and such option shall continue to be exercisable under the terms of the Plan up to) 5:00 p.m. (Toronto time) on the tenth business day following the expiry of such Blackout Period. This subsection 8(e) applies to all options outstanding under the Plan, regardless of the date of grant or issuance.

(c)	Section 10 of the Option Plan is deleted and replaced with the following:

(a)
Subject to regulatory approval, the approval of any stock exchange on which the Units are then listed for trading and the limitations set out in subsections 10(b) and (c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time without notice to or approval of the securityholders of the Fund, including, without limitation, for the purpose of:

(i)
changing the class of persons who will be eligible to be granted options pursuant to the Plan (other than as provided for in subsection 10(b) hereof) and the authority of the Board in respect of the grant of options under the Plan;

(ii)
ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over the Fund or the Plan;

(iii)
changes of a "housekeeping", clerical, technical or stylistic nature, including, without limitation, eliminating any ambiguity, error or defect, supplying any omission or correcting or supplementing any provision contained in the Plan or in any agreement subject to the Plan which may be incorrect or incompatible with any other provision of the Plan or such agreement;

(iv)
changing the method of determining the option price for options granted pursuant to the Plan, provided that the option price shall not in any case be lower than the "market price" of a Unit, as that term (or any successor term) is interpreted and applied by the Toronto Stock Exchange;

(v)
changing the following terms governing options under the Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability, other than as provided for in subsection 10(b) hereof; (D) to fairly or properly take into account a Sale or

Take-over Bid; (E) adjustments required in the circumstances of one of the events referred to in Section 9 hereof; and (F) the effect of termination (for whatever reason) of the Optionee's employment or service;

(vi)
determining that any of the provisions of the Plan or any agreement subject to the Plan concerning the effect of termination (for whatever reason) of the Optionee's employment, service or consulting agreement/arrangement or cessation of the Optionee's trusteeship, directorship or office, shall not apply for any reason acceptable to the Board;

(vii)
changing the terms and conditions of any financial assistance which may be provided by the Fund to the Optionees to facilitate the purchase of Units, or adding or removing any provisions providing for such financial assistance;

(viii)	adding a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Units from the Plan reserved under Section 5 hereof;

(ix)	providing for the granting of non-equity based kinds of awards under the Plan, including, without limitation, stock-appreciation rights;

(x)	adding or amending provisions necessary for options under the Plan to qualify for favourable tax treatment to Optionees and/or the Fund under applicable tax laws;

(xi)	changing any terms relating to the administration of the Plan; and

(xii)
any other amendment, whether fundamental or otherwise, not requiring securityholder approval under applicable law (including, without limitation, the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Fund or the Plan).

(b)
Subject to regulatory approval, the approval of any stock exchange on which the Units are then listed for trading and the limitations set out in subsection 10(c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by securityholders of the Fund, in person or by proxy, at a meeting of securityholders:

(i)
any increase in the maximum number of Units issuable under the Plan as provided for in Section 5 hereof or any change from a fixed maximum number of Units issuable under the Plan to a fixed maximum percentage;

(ii)
any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with an adjustment provided for under Section 9 hereof (for this purpose, the cancellation or termination of an option of an Optionee prior to expiry of the option term for the purpose of reissuing an option to the same Optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option);

(iii)
any extension of the option term (which, for greater certainty, shall not include the circumstances provided for in subsection 8(e) hereof in respect of a Blackout Period) or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted;

(iv)	any extension of eligibility to participate in the Plan to non-employee trustees of the Fund;

(v)
permitting any option granted under the Plan (or any other kind of award which may hereafter form part of the Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes;

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(vi)	providing for the granting of equity based kinds of awards under the Plan; and

(vii)
any other amendment requiring securityholder approval under applicable law (including, without limitation, under the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Fund or the Plan);

provided further that, in the case of any amendment or variance referred to above, Insiders who directly benefit from such amendment or variance will not have the votes attaching to the Units or other securities of the Fund held, directly or indirectly, by them counted in respect of the required approval of the securityholders of the Fund.

(c)
Notwithstanding anything herein to the contrary, no amendment, variance or discontinuance of the Plan, or any agreement or entitlement subject to the Plan, may be made, without the prior written consent of the Optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such Optionee under the Plan. Subject to the provisions of this Section 10, the Plan shall remain in effect until all grants of options under the Plan have been terminated pursuant to the provisions of the Plan or satisfied by the issuance of Units, the payment of cash or otherwise.

(d)	corresponding amendments to the Option Plan to take in account the above and the Conversion and certain housekeeping amendments to the Option Plan as approved by the TSX;

2.	the LTIP is amended by deleting Section 11 and replacing it with the following:

(a)
Subject to regulatory approval, the approval of any stock exchange on which the Units are then listed for trading and the limitations set out in subsections 11(b) and (c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time without notice to or approval of the securityholders of the Fund, including, without limitation, for the purpose of:

(i)	changing the class of persons who will be eligible to be granted awards pursuant to the Plan and the authority of the Board in respect of the grant of awards under the Plan;

(ii)
ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over the Fund or the Plan;

(iii)
changes of a "housekeeping", clerical, technical or stylistic nature, including, without limitation, eliminating any ambiguity, error or defect, supplying any omission or correcting or supplementing any provision contained in the Plan or in any agreement subject to the Plan which may be incorrect or incompatible with any other provision of the Plan or such agreement;

(iv)
changing the following terms governing awards under the Plan: (A) vesting terms (including the acceleration of vesting); (B) transferability or assignability, other than as provided for in subsection 11(b) hereof; (C) to fairly or properly take into account a Change of Control; (D) adjustments required in the circumstances of one of the events referred to in Section 9 hereof; and (E) the effect of termination (for whatever reason) of the Participant's employment or service;

(v)
determining that any of the provisions of the Plan or any agreement subject to the Plan concerning the effect of termination (for whatever reason) of the Participant's employment, service or consulting agreement/arrangement shall not apply for any reason acceptable to the Board;

(vi)	adding or amending provisions necessary for awards under the Plan to qualify for favourable tax treatment to Participant's and/or the Fund under applicable tax laws;

(vii)	changing any terms relating to the administration of the Plan; and

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(viii)
any other amendment, whether fundamental or otherwise, not requiring securityholder approval under applicable law (including, without limitation, the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Fund or the Plan).

(b)
Subject to regulatory approval, the approval of any stock exchange on which the Units are then listed for trading and the limitations set out in subsection 11(c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by securityholders of the Fund, in person or by proxy, at a meeting of securityholders:

(i)
any increase in the maximum number of Units issuable under the Plan as provided for in Section 9 hereof or any change from a fixed maximum number of Units issuable under the Plan to a fixed maximum percentage;

(ii)	any change in the manner of determining Fair Market Value;

(iii)
permitting any award granted under the Plan (or any other kind of award which may hereafter form part of the Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; and

(iv)
any other amendment requiring securityholder approval under applicable law (including, without limitation, under the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Fund or the Plan);

provided further that, in the case of any amendment or variance referred to above, insiders (as such term is defined in the Securities Act (Ontario)) who directly benefit from such amendment or variance will not have the votes attaching to the Units or other securities of the Fund held, directly or indirectly, by them counted in respect of the required approval of the securityholders of the Fund.

(c)
Notwithstanding anything herein to the contrary, no amendment, variance or discontinuance of the Plan, or any agreement or entitlement subject to the Plan, may be made, without the prior written consent of the Participant, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any award previously granted to such Participant under the Plan.

(d)
All notices under the Plan will be in writing and if, to the Group, will be delivered to the Corporation by first class post to its head office, and if to a Participant, will be delivered personally or sent by first class post to the Participant at the address which the Participant will give for the purpose, or failing any such address to the Participant’s last known place of residence. If a notice is sent by post, service thereof will be deemed to be effected by properly addressing, prepaying and posting a letter containing the same to such address and will be deemed to be served 48 hours after such posting.

3.	the Deferred Unit Plan is amended by deleting Section 3.6 and replacing it with the following:

3.6.1
Subject to regulatory approval, the approval of any stock exchange on which the Units are then listed for trading and the limitations set out in subsections 3.6.2 and 3.6.3 hereof, the Fund Trustees may, by resolution, amend or vary the Plan, or any agreement or entitlement subject to the Plan, at any time without notice to or approval of the securityholders of the Fund, including, without limitation, for the purpose of:

(i)	changing the class of persons who will be eligible to be granted awards pursuant to the Plan;

(ii)
ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over the Fund or the Plan;

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(iii)
changes of a "housekeeping", clerical, technical or stylistic nature, including, without limitation, eliminating any ambiguity, error or defect, supplying any omission or correcting or supplementing any provision contained in the Plan or in any agreement subject to the Plan which may be incorrect or incompatible with any other provision of the Plan or such agreement;

(iv)
changing the following terms governing awards under the Plan: (A) transferability or assignability, other than as provided for in subsection 3.6.2 hereof; and (B) adjustments required in the circumstances of one of the events referred to in section 2.7 hereof;

(v)	adding or amending provisions necessary for awards under the Plan to qualify for favourable tax treatment to Eligible Participants and/or the Fund under applicable tax laws;

(vi)	changing any terms relating to the administration of the Plan; and

(vii)
any other amendment, whether fundamental or otherwise, not requiring securityholder approval under applicable law (including, without limitation, the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Fund or the Plan).

3.6.2
Subject to regulatory approval, the approval of any stock exchange on which the Units are then listed for trading and the limitations set out in subsection 3.6.3 hereof, the Fund Trustees may, by resolution, amend or vary the Plan, or any agreement or entitlement subject to the Plan, at any time for the following purposes, provided that any such amendment or variance will not become effective unless and until approved by a majority of the votes cast by securityholders of the Fund, in person or by proxy, at a meeting of securityholders:

(i)
any increase in the maximum number of Units issuable under the Plan as provided for in subsection 2.8.4 hereof or any change from a fixed maximum number of Units issuable under the Plan to a fixed maximum percentage;

(ii)	any change in the manner of determining Fair Market Value;

(iii)
permitting any award granted under the Plan (or any other kind of award which may hereafter form part of the Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; and

(iv)
any other amendment requiring securityholder approval under applicable law (including, without limitation, under the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Fund or the Plan);

provided further that, in the case of any amendment or variance referred to above, insiders (as such term is defined in the Securities Act (Ontario)) who directly benefit from such amendment or variance will not have the votes attaching to the Units or other securities of the Fund held, directly or indirectly, by them counted in respect of the required approval of the securityholders of the Fund.

3.6.3
Notwithstanding anything herein to the contrary, no amendment or variance of the Plan, or any agreement or entitlement subject to the Plan, may be made, without the prior written consent of the Eligible Participant, if the Fund Trustees determine that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any award previously granted to such Eligible Participant under the Plan.

4.
any one Trustee of the Fund or officer of the Administrator be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of these resolutions.

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APPENDIX B

CINRAM INTERNATIONAL INCOME FUND

CHARTER OF THE BOARD OF TRUSTEES

1.0        Duties and Responsibilities

The board of trustees (the "Board") is elected by and is accountable to the securityholders of Cinram International Income Fund ("Cinram"). The mandate of the Board is to continually govern Cinram and to protect and enhance the assets of Cinram in the long-term best interests of all securityholders. The Board believes that it is important for Cinram to maintain an investor relations function to ensure that all securityholder queries receive prompt responses.

Although trustees may be elected by the securityholders to bring special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency exclusively and must maintain the best interests of Cinram at all times.

The Board, through its deliberations and actions should seek to accommodate the following stakeholders:

Securityholders	-	to enhance value

Customer	-	to enhance quality of products and services

Employees	-	to provide an equitable and safe work environment

Suppliers	-	to enhance partnerships

Community	-	to encourage good corporate citizenship and environmental responsibility

The involvement and commitment of trustees is evidenced by regular Board and committee attendance, preparation and active participation in setting goals, and requiring performance in the interest of securityholders.

Pursuant to an Administration Agreement dated May 5, 2006, Cinram International Inc. ("CII") is responsible for the administration of Cinram. The President & CEO of CII has the prime responsibility to lead Cinram. The President & CEO formulates Cinram policies and proposed action plans and the management team presents them to the Board for approval. The Board approves the goals, the objectives and policies within which Cinram is managed and then steps back and evaluates management performance. Reciprocally, the President & CEO keeps the Board fully informed of the progress of Cinram towards achievement of its established goals and of all material deviations.

2.0        Board Composition

The Board recognizes that the appropriate mix of skills, experience, age and gender will help to enhance Board performance.

Composition of the Board should reflect business experience compatible with strategic and business objectives with consideration to the geographic regions in which we operate and the factors outlined above.

While the responsibility of all trustees is equal, it is recognized that some have different or special roles by virtue of their position, such as that of the Non-Executive Chairman, or their independence from Cinram.

3.0      Independent Trustee

An independent (or "unrelated") trustee is elected to widen Cinram's strategic horizons and to bring an independent and objective view of the business and future plans.

An independent trustee is one who is free from business and personal relationships, which would materially interfere with the exercise of his or her independent judgement. This disqualifies customers, suppliers of products and services or an executive of another company where an executive of Cinram serves as a trustee.

4.0        Strategic Plan, Business Plan and Capital Plan

The Board recognizes that it is the responsibility of the President & CEO of CII and CII's other senior officers (the Chief Financial Officer and Executive Vice Presidents) to develop the strategic and annual business and capital plans for Cinram. However, the Board must be involved in the planning process so that the expertise of the Board can be fully utilized and to ensure a greater understanding of the rationale behind the plan. It is important for the Board to review and question not only the plans' effectiveness in increasing securityholder value but also Cinram's ability to achieve the plan and the resources required.

The Board also approves and monitors the performance of the strategic and business plans and the capital plan.

5.0        Trustee Specific Duties and Approvals of the Board

5.1	Represent the securityholders.

5.2	Protect and enhance Cinram's assets.

5.3	Commission and approve strategic, business and capital plans that enhance securityholder value.

5.4	Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.

5.5	Identify the principal risks of Cinram's business and ensure the implementation of appropriate systems to manage such risks.

5.6	Monitor progress and efficiency of strategic, business, and capital plans and take appropriate action when performance falls short of goals.

5.7	Supervise compliance with statutory requirements.

5.8	Ensure appropriate and timely communication to securityholders.

5.9	Appoint committees that are appropriately configured and perform their duties to the best of their ability.

6.0        Approvals

Financial

Approval of:
- Strategic plan
- Annual business and capital plans
- Annual Financial Statements, auditors report and management's report thereon, and related MD&A, AIF and press releases
- Quarterly earnings and related MD&A and press releases
- Acquisitions / divestitures
- Significant refinancing opportunities
- Distribution policy
- Security re-purchase programs

Human Resources

Approval of:
- Executive Compensation schemes and incentive plans

Administration / Compliance

Approval of:
- Appointment of Board Committees
- Nomination of Trustees
- Recommendation of Auditors to the Securityholders
- Notices, Proxy Circular and form of Proxy

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7.0        Annual Performance Review of the Board

Under the direction of the Chairman, the Board is encouraged to evaluate itself annually. The following standards of performance have been developed to assist the Board with its self evaluation. The Board should feel that it is performing very well when the following have been accomplished:

7.1	A clear strategy has been identified and communicated for Cinram.

7.2	Long and short-term objectives have been established for Cinram that reflects securityholder expectations.

7.3	A plan has been established and communicated for meeting objectives.

7.4	Issues have been identified, solutions determined and action taken on any major problems facing Cinram.

7.5	The responsibilities of the Board and its Committees are defined and being carried out.

7.6	A procedure for recruiting and compensating trustees is in place to ensure appropriate composition of the Board.

7.7	Board meetings are constructive and efficient with quality information and decision making.

7.8	Procedures have been developed for reporting information fully and fairly to the securityholders.

7.9	Compliance with corporate governance practices.

8.0        Process For New Trustees

Trustee selection is a part of the vital process of renewal and change. It begins with the need for a trustee, and is not finished until the new trustee has been integrated as an effective contributor to a total team effort focused on securityholder value.

Trustees will be chosen based on skills, commitment and their ability to add value to the Board.

Long-Term Objectives:

8.1	Broaden the Board's background and skills.

8.2	Ensure trustees have business experience compatible with our strategic and business objectives.

The selection process is not an exact science, but requires the Corporate Governance and Nominations Committee and the Board to be proactive to the changing needs of Cinram and the Board itself.

The following process provides guidelines to assist the Corporate Governance and Nominations Committee in identifying and selecting nominees to the Board.

Step 1 - Current Board Analysis and Observations

(a)        Review the background, experience and skills of each trustee.

(b)        Develop a matrix to analyze and summarize information.

(c)	Make specific observations regarding Board composition. For example: the ratio of inside and independent trustees, geographic representation, etc.

Step 2 - Corporate Strategic and Business Objectives

(a)	Review Cinram's strategic and business objectives and identify their implications for the current composition of the Board.

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Step 3 - Current Board Analysis and Observations

(a)
Identify any gaps between the current Board composition and Cinram's strategic and business requirements, (for example: knowledge of a specific foreign market) and develop specific future composition targets.

(b)	review the background, experience and skills of each trustee.

(c)	Develop a matrix to analyze and summarize information.

(d)	Make specific observations regarding Board composition. For example: the ratio of inside and independent trustees, geographic representation, etc.

Step 4 - Identification of New Trustee Candidates

(a)          Develop plan to recruit trustee candidates using recruiting firms as required.

(b)	Ensure all new trustee candidates are fully researched with respect to status as an independent/related trustee.

9.0        Orientation and Training for New Trustees

Orientation and training are the responsibility of the Corporate Governance and Nominations Committee in conjunction with the Chairman. When a trustee is elected to the Board, he will be given a Letter of Appointment outlining his duties, responsibilities, remuneration and an orientation package including material that will assist with the familiarization of Cinram.

The orientation for a new trustee will include:

(a)	Organized and systematic visits to Cinram facilities.

(b)	Meetings scheduled with operating management.

(c)	Familiarization with Cinram's products, services and customers.

(d)	Cinram history and other relevant data.

(e)	Information concerning mission, goals, strategy, philosophy and major policies of Cinram.

(f)	Recent analysts' reports.

(g)	Board manual.

(h)	Information pertaining to personal liabilities and insurance coverage.

(i)	Rules for purchasing and selling Cinram securities. Policy on confidentiality of material information and restrictions on the trading of securities of Cinram.

(j)	Rules regarding insider information.

(k)	Code of conduct

(l)	Minutes of previous Board and committee meetings.

(m)	Remuneration and performance guidelines.

10.0      Trustee Compensation

Compensation for the Board will be determined with consideration to attracting high quality candidates and motivating performance. Trustees' compensation should also be tied into Cinram performance through security ownership. To accommodate this philosophy, Trustees will be entitled to receive deferred units. Trustees' compensation will be reviewed regularly to ensure that it continues to be competitive.

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Annual Retainer:	$50,000

Board Attendance Fee:
$1,500 for each meeting of the Board convened by the Non-Executive Chairman including those attended by telephone conference call. In the event the trustee is unable to remain in attendance for at least half the meeting, his or her fee for such meeting shall be reduced proportionately.

Chairman of the Board Fee:	$130,000 annual fee
Audit Committee Chairman Fee:	$10,000 annual fee
Other Committee Chairman Fee:	$5,000 annual fee
Committee Member Fee:	$3,000 annual fee
Committee Attendance Fee:
$1,500 for each meeting of a Committee including those attended by telephone conference call. Fees will not generally be paid for meetings requiring limited time or discussion, unless the Chairman of the committee elects to request a payment of fees, from Cinram's Chief Financial Officer.

Deferred Units:	Shall be entitled to elect to receive a portion of annual retainer in deferred units of Cinram International Income Fund pursuant to the terms and conditions of its Deferred Unit Plan.
Expenses:
Reimbursement for expenses paid in attending each meeting of the Board or Committee meeting convened by the Non-Executive Chairman of which the trustee is a member or to which the trustee has been invited, in the capacity of trustee, for the purpose of the business of the meeting. All expenses must be supported by receipts.

Exceptions:
Trustees who are salaried officers of Cinram or its subsidiaries are not paid any fees or honoraria. No directors compensation will be paid to directors of Cinram who are also serving as Trustees, other than additional meeting fees where meetings are not held concurrently or successively. No fees shall be payable to Distribution Committee members for their services as members of the Distribution Committee unless specifically determined by the Board for a particular meeting.

Payment:	Attendance fees are calculated and paid within 30 days of attendance and annual fees are calculated and paid on an annual basis within 60 days after the end of Cinram's fiscal year.
Additional Benefits:	Directors' and Officers' Liability Insurance

Cinram currently carries a policy in the amount of $50,000,000 (subject to a deductible of $500,000 payable by Cinram).

13.0    Revision History

13.1        9/18/06 Original document.

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